Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Financial Report

for the year ended

30 JUNE 2013

CORPORATE INFORMATION

Directors

Dr. Malcolm R. Brandon (Non-Executive Chairman)

Tommaso Bonvino (Non-Executive)

Dr. Mervyn Cass (Non-Executive)

Benjamin Silluzio (Non-Executive)

Company Secretary

Thomas G. Howitt

Registered Office

60-66 Hanover Street

Fitzroy  Vic.   3065

Australia

Telephone:     +61 3 8412 7000

Facsimile:       +61 3 8412 7040

Email:             info@gtglabs.com

Postal address	Australian Business Number	Company website
P.O. Box 115	17 009 212 328	www.gtglabs.com
Fitzroy Vic. 3065
Australia

Banker (Australia)	Banker (USA)	Banker (Canada)
National Australia Bank Limited	Bank of America, N.A.	Bank of Montreal
Level 2, 151 Rathdowne Street	155 Town Centre Drive	595 Burrard Street
Carlton Vic. 3053	Mooresville NC 28117	Vancouver BC V7X 1L7
Australia	USA	Canada

Auditor	Stock Exchanges
PricewaterhouseCoopers	Australian Securities Exchange	NASDAQ Capital Market
Chartered Accountants	Code: GTG	Ticker: GENE
Freshwater Place	Stock Exchange Centre	The NASDAQ Stock Market
2 Southbank Boulevard	2 The Esplanade	One Liberty Plaza, 165 Broadway
Southbank Vic. 3006	Perth W.A. 6000	New York NY 10006
Australia	Australia	USA

Share Register

Computershare Investor Services Pty. Ltd.

Yarra Falls, 452 Johnston Street

Abbotsford  Vic.   3067

Australia

Telephone:     +61 3 9415 5000

Facsimile:       +61 3 9473 2500

Website:          www.computershare.com

DIRECTORS’ REPORT

The Directors submit their Report for the year ended 30 June 2013.

DIRECTORS

The names and details of the Directors of Genetic Technologies Limited who held office during the 2013 financial year and until the date of this Report are stated below, as are the periods during which they served.

Directors in office as at the date of this Report

Dr. Malcolm R. Brandon, BScAgr, PhD (Non-Executive)

In office from 1 July 2012 up to the date of this Report

Dr. Brandon, 66, was appointed to the Board on 5 October 2009 and as its Chairman on 28 November 2012.  He also serves as Chairman of the Company’s Audit Committee.  He has spent his career in the biotech and life sciences sector where he has over 35 years experience in commercially focused research and development and in building successful companies which have commercialised a wide range of technologies.  As the founding director of the Centre for Animal Biotechnology, a research arm within the University of Melbourne Veterinary Science School, he was responsible for fund raising and the development of many agricultural technologies and products.  Dr. Brandon was a co-founder and Director of Stem Cell Sciences Ltd. and Smart Drug Systems Inc. and is the Chairman of genetics and artificial animal breeding company Clone International which uses cloning technologies to breed cattle, sheep and horses and to preserve the genetics of elite animals.  Dr. Brandon also serves as Chairman of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited.

Tommaso Bonvino, FAICD (Non-Executive)

In office from 1 July 2012 up to the date of this Report

Mr. Bonvino, 52, was appointed to the Board on 25 November 2009 and also serves as Chairman of the Company’s Corporate Governance Committee.  He has over 29 years experience in marketing and product development and has managed companies for various Italian, Spanish and French firms, distributing and marketing goods throughout South-East Asia.  He has established bilateral trade relationships between Australian and European companies in the technology and consumer goods sectors.  Most recently, Mr. Bonvino served as CEO of Private Branded Beverages Limited, and is a non-executive Director of the Melbourne Recital Centre and a Fellow of the Australian Institute of Company Directors.

Dr. Mervyn Cass, MBBS (Non-Executive)

In office from 1 July 2012 up to the date of this Report

Dr. Cass, 72, was appointed to the Board on 30 September 2011 and also serves as a member of the Company’s Audit and Corporate Governance Committees.  He is a practising medical practitioner and, after 28 years as the senior partner in an occupational medical practice in Port Melbourne, accepted the appointment as Medical Director of a plastic surgery centre in 1996.  He was the founding Chairman of the Australasian Occupational Medical Group and was a Director of Wolfe Research Pty. Ltd., a private medical biotech company associated with RMIT University.  He has been an advisor to the Victorian Government on Workers’ Compensation and Radiological Standards in general practice and is a former member of the Jewish Community Council of Victoria, the roof body of the Victorian Jewish Community.

Benjamin Silluzio, DipFM, GradDipAppFin, MAICD (Non-Executive)

In office from 10 December 2012 up to the date of this Report

Mr. Silluzio, 37, was appointed to the Board on 10 December 2012 and also serves as a member of the Company’s Audit and Corporate Governance Committees.  He specialises in the provision of advice for sophisticated investors, institutional clients and high net worth families in Melbourne, nationally and abroad.  Currently, he serves as the managing partner and desk head of RBS Morgans Family Office, and is also a director of Private Branded Beverages Ltd., a public unlisted company, and is a former President and Chairman of the Italian Chamber of Commerce.  Previously, Mr. Silluzio has held several senior positions in the stockbroking and funds management industries, including: Director of UBS Wealth Management Australia, Senior Vice President of Credit Suisse First Boston in Melbourne, Vice President and member of the “Smith Barney Century Council” at Citigroup Smith Barney in Melbourne and as an institutional client advisor at Colonial Institutional Stockbroking in Sydney and Melbourne.

Also during the financial year, Dr. Melvyn J. Bridges served as a Director of the Company and Chairman of the Board from the beginning of the year until he was not re-elected on 27 November 2012.  Mr. Huw D. Jones served as a Director of the Company from the beginning of the year until he was not re-elected 27 November 2012.  Mr. Gregory W. Brown served as a Director of the Company from 24 July 2012 until his resignation on 27 November 2012.

Company Secretary

Thomas G. Howitt, BCom, CA, CTA, ACIS, ACSA, AICPA (Company Secretary and Chief Financial Officer)

In office from 1 July 2012 up to the date of this Report

Mr. Howitt, 49, was appointed as the Group’s Chief Financial Officer on 1 June 2004 and as its Company Secretary on 30 June 2005.  During his 20-plus year career, he has served as CFO and Company Secretary for a number of companies, listed on both the ASX and foreign stock exchanges.  His wide experience covers all facets of financial management and control across various industries, having been instrumental in the successful development, patenting and commercialisation of several innovative technologies.  He has played key roles in the raising of bank debt / equity capital and the management of complex due diligence programs, and has worked as a senior Taxation Consultant for Ernst & Young and in the investment banking industry.  Mr. Howitt also serves as President of the Company’s Canadian-listed subsidiary, Gtech International Resources Limited, and is a current member of the Victorian Branch Committee of AusBiotech Ltd.

Interests in the shares and options of the Company and related bodies corporate

As at the date of this Report, the following Director holds an indirect beneficial interest in the shares of the Company:

Dr. Mervyn Cass	473,667 shares

Apart from the above, no Director holds any interest in the shares and options of the Company as at the date of this Report.

OPERATING AND FINANCIAL REVIEW

Corporate structure

Genetic Technologies Limited is a public company limited by shares that is incorporated and domiciled in Australia.  The Company has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Group’s corporate structure as at the date of this Report:

Group overview

Genetic Technologies Limited was incorporated in Western Australia on 5 January 1987 as Concord Mining N.L.  The Company undertook a series of mining projects and, following several intervening changes, changed its name to Duketon Goldfields N.L. on 15 March 1995.  On 15 October 1999, the Company changed its status from a no liability company to a company limited by shares and, on 29 August 2000, it completed the acquisition of GeneType AG, a Swiss private company.  GeneType AG had been formed in 1989 by Dr. Mervyn Jacobson and Dr. Malcolm Simons after they met and resolved to test the hypothesis that the non-coding or “junk” regions of DNA were in reality not “junk”, but a valuable and highly ordered reservoir of useful genetic information, a fact which had been overlooked by the scientific community up until that time.  Following the acquisition of GeneType AG, the Company changed the nature of its business from mining to biotechnology and changed its name to Genetic Technologies Limited.

The Company has since established a fee-for-service genetic testing business that has become the largest non-government operation of its type in Australia.  The business performs a wide variety of genetic tests on humans and animals which includes human diagnostics, forensics and animal pedigree tests.  With the acquisition by the Company in April 2010 of the BREVAGenTM breast cancer risk test from the US, the Company launched its first test into a global market in June 2011.  The Company also conducts a successful out-licensing program in respect of its non-coding DNA technology and supports a late-stage research project.

Principal activities

The principal activity of the entities within the Group during the financial year was the provision of genetic testing services.  The Company also conducted out-licensing of its intellectual property relating to “non-coding DNA” and research and development in the areas of genetics and related fields.

During the 2011 financial year, the Company’s US subsidiary, Phenogen Sciences Inc., established a sales and distribution operation based in Charlotte, North Carolina from which the Group’s BREVAGenTM breast cancer risk test was launched into the US marketplace.

There were no significant changes in the nature of the Group’s activities during the financial year.

Result

During the 2013 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations and other revenues, of $8.4 million, representing a 24% increase over the corresponding figure for the 2012 financial year of $6.8 million.  The increased loss for the year of $9.3 million was principally attributable to a one-off gain on deconsolidation of subsidiary that occurred in the 2012 financial year (but not in 2013) of $5.1 million, as well as an increased investment in the US sales and marketing of the Company’s lead product, BREVAGenTM.

Going concern and fundraising

In the Auditor’s Report for the year ended 30 June 2013, PricewaterhouseCoopers has included an Emphasis of Matter regarding continuity as a Going Concern.  In this section of their Report, the Auditors note certain disclosures made by the Company in Note 2(a) under the heading Going Concern.  In relation to these disclosures, the Company advises that:

1.                  In August 2013, the Company completed a successful private placement of 41,666,667 ordinary shares to sophisticated and institutional investors at an issue price of $0.072 per share which raised a total of $3,000,000, before the payment of associated costs.

2.                  Also in August 2013, the Company announced a Share Purchase Plan (“SPP”) to raise up to a further $3,000,000 by offering eligible shareholders the right to purchase up to $7,500 worth of shares at an issue price of $0.072 per share.  The offer was underwritten to a level of $1,800,000, representing 60% of the total amount being sought.  As at the date of this Report, a total of $1,350,500 had been received by the Company.  This amount, when added to the amount that is likely to be contributed by the Underwriters or their nominees, should result in the Company receiving at least $3,000,000, before the payment of associated costs.  At the issue price of $0.072 per share, this amount will result in the issue of 41,666,667 further ordinary shares in the Company.

3.                  Finally, the Company has executed a Term Sheet and Securities Purchase Agreement in relation to the issue of a convertible note to an institutional investor, to raise at least US$5,000,000, before the payment of associated costs.  The issue of the Note is subject to shareholder approval which the Company will seek at a General Meeting to be held on 23 October 2013.  Subject to shareholder approval being received and the completion of certain US regulatory requirements which the Company anticipates will be completed before the end of October 2013 (including the filing of the Company’s 2013 US Annual Report on Form 20-F), the proceeds from the issuance of the Note should be received by the Company soon thereafter.

Dividends and distributions

No dividends have been paid since the end of the previous financial year, nor have the Directors recommended that any dividend be paid.

Review of operations

BREVAGen™ breast cancer predictive risk test

The 2013 financial year saw the Company refine its messaging and focus the roll-out of its breast cancer predictive risk test, BREVAGen™ to key physicians and breast clinics.  BREVAGen™ is the first clinically validated breast cancer predictive risk assessment tool that combines a woman’s genetic information with clinical data to assist physicians in developing personalised risk management plans.  During the year, the Company continued its roll-out of BREVAGen™ to breast surgeons, obstetricians and gynaecologists in twelve territories accessing more than 60 metropolitan areas across the United States.  The Company has nine physician Key Opinion Leaders in its Speakers Program who assist in the education of their peers with respect to breast cancer risk assessment and the use of BREVAGen™.

During the first half of the 2013 financial year, the Company announced that it had received licensure to sell BREVAGen™ into the states of California and Florida, bringing the total number of US states in which the BREVAGen™ test can be sold to 49 of the 50 US states.  In July 2013, the Company was inspected by a representative of the New York State Department of Health, Clinical Laboratory Evaluation Program (“CLEP”).  The Company’s laboratory received an inspection result with no deficiencies reported and, on 30 August 2013, the Company announced that it had received the formal certificate of qualification from CLEP.  This approval allows the Company to test BREVAGenTM samples from residents of New York State (a densely populated state of nearly 20 million people) and completes the out of state licensures allowing the Company to provide testing services to all 50 US states.  Genetic Technologies’ wholly-owned US subsidiary, Phenogen Sciences Inc., (“Phenogen”) has commenced appointing representatives to cover this state, with a particular emphasis on New York City.

In August 2012, the Company announced that it had received European CE Mark approval for BREVAGen™, which will allow BREVAGen™ to be sold in the EU and other countries that recognise the CE Mark.

Reimbursement

Prior to the end of the 2012 calendar year, insurance claims for BREVAGen™ were submitted using the so-called “code stack” of CPT methodology codes.  Reimbursement under this regime was positive, with a low percentage of denials and appeals.  However, effective 1 January 2013, the AMA removed the code stack claim process, requiring tests without a specific CPT code to be claimed via an “Unlisted” or “Miscellaneous Code”.

As a result of these changes, the Company now uses a Miscellaneous Code when submitting claims for reimbursement from insurers.  As part of this transition, the list price for a BREVAGen™ test was increased to enable the Company to receive payment for aspects of the test that were not previously available under the code stack.  Importantly, notwithstanding this increase, the Company has not sought to increase the maximum out-of-pocket amount that a given patient is required to pay for a BREVAGen™ test under its “Patient Protection Program”.

While not all insurance claims have yet been fully adjudicated since the transition to a Miscellaneous Code, early signs are encouraging.  The average total payment received from closed cases during the past six months, including all write-offs and denials for non-coverage, has increased significantly, despite an increase in the number of denials.

Credentialing with Preferred Provider Organisations (“PPOs”) allows for expedited claim adjudication as “in-network”.  A PPO is a managed care organisation of medical doctors, hospitals and other health care providers which has covenanted with insurers or third-party administrators to provide health care, at reduced rates, to the clients of the respective insurer or administrator.  Credentialing is a process whereby provider organisations such as physicians, care facilities and ancillary providers (including testing service providers such as Phenogen) contract directly with the PPO.  Contracts with PPOs are fundamental to having claims for the BREVAGen™ test adjudicated as “in-network”.

During the reporting period, the Company announced that, through Phenogen, it had executed agreements with four new PPOs: being FedMed Inc., MultiPlan Network, Three Rivers Provider Network and InterWest.  The execution of these agreements takes to eight the number of such PPO agreements that the Company has now entered into which, collectively, increases the cumulative number of covered lives for which its BREVAGen™ risk assessment test could be adjudicated as “in-network” to more than 102 million.

As described above, the positive impact of this increased credentialing activity has been clearly demonstrated in reviewing reimbursement payments received in respect of the BREVAGen™ test since launch.  The average reimbursement received in respect of claims that were adjudicated as “in-network” was significantly higher than the amounts received in respect of claims that were adjudicated as “out of network”, with the time taken to collect the funds also being materially shorter.

Once BREVAGen™ sample volumes reach a significant level and Genetic Technologies has gathered the necessary clinical utility data, the Company will approach insurers directly to contract.

Credentialing contracts have now been executed between the Company and InterWest, FedMed Inc., MultiPlan Network, Three Rivers Provider Network, Prime Health Services, National Preferred Provider Network / PlanCare America / Ohio Preferred Provider Network LLC (NPPN / OPPN), Galaxy Health Network and Fortified Provider Network.

During the year, the number of full time Regional Business Managers employed in the Phenogen sales team was expanded to eleven, several of whom were appointed to service the two new US states for which the Company has now received clearance to sell the BREVAGen™ test.  Appointments of a Medical Director and a Marketing Director have also been made during 2013 which have already proven instrumental in reaching physicians and key decision makers in clinics.

Now in its second year of launch, the total number of BREVAGen™ test samples received by the Company during the 2013 financial year was 1,547, representing an increase of more than 272% over the previous year.  Using a cash, rather than accruals, basis for recording the revenue from the sales of the test (as explained in Note 2(a) of the attached financial statements), the Company generated total revenues of $329,511 during the 2013 financial year, representing an increase of more than 690% over the previous financial year.  Month-on-month test sample figures continue to trend upwards, with record months of activity having been recorded in July 2013 and then again in August 2013.

Publication of further validation study supporting BREVAGen™

On 24 June 2013, the Company noted with interest the online publication of a study entitled “Using SNP genotypes to improve the discrimination of a simple breast cancer risk prediction model” in Breast Cancer Research & Treatment (Dite GS, Mahmoodie M, Bickerstaffe A et al.; Vol. 139; June 2013).

This independent study investigated the impact of the seven single nucleotide polymorphisms (SNPs) used in the Company’s BREVAGen™ test on the predictive accuracy of the Breast Cancer Risk Assessment Tool (Gail Model) (“BCRAT”).  The seven SNPs had previously been studied by Mealiffe et al. (J Natl Cancer Inst 102 (21):1618-1627), in an older cohort of cases and controls from the Women’s Health Initiative clinical trial in the USA.  The new Australian study supports the previous observation of Mealiffe et al. that including information on seven SNPs associated with breast cancer risk improves the discriminatory accuracy of BCRAT, and extends that observation to pre-menopausal women aged between 35 and 49 years.

Genetic Technologies is now actively progressing a research program with leading international academic collaborators to confirm these observations in other ethnic populations and to incorporate the full portfolio of currently known common breast cancer susceptibility variants into the BREVAGen™ test.

Australian heritage businesses

The 2013 financial results for the Company’s Australian genetic testing businesses exceeded budget expectations.  These well-established “heritage” businesses, which comprise the provision of a wide range of medical, paternity, forensic and animal genetic tests, continued to maintain dominant positions in a number of their respective markets, despite some considerable price competition from several competitors.

Licensing

On 26 May 2011, the Company announced that it had filed a third patent infringement law suit in the US, in the US District Court for the District of Colorado, asserting infringement of its primary non-coding patent against various parties.  Since then, Settlement and License Agreements have been executed with Navigenics Inc., Hologic Inc., Eurofins STA Laboratories Inc., GeneSeek Inc. and 454 Life Sciences Corporation (and its affiliates).  Settlement discussions with other parties to the suit are progressing.

During the 2013 financial year, the Company announced that it had also executed agreements with the following parties:

Conexio Genomics Pty. Ltd.	Genetics & IVF Institute Inc.
One Lambda Inc.	Laboratory Corporation of America Holdings (“LabCorp”)
PreventionGenetics LLC	Reproductive Genetics Institute Inc.

The execution of these agreements demonstrates the ongoing activity of the Company’s out-licensing program and its recent successes.

During the year, the Company also filed further law suits against Natera Inc., HistoGenetics LLC, and General Genetics Corporation, and discussions with these entities are now being pursued.  The Company’s US attorneys, Sheridan Ross PC, are also preparing additional suits, to be filed when appropriate.

In addition to the licenses granted as part of the Company’s formal assertion program as detailed above, aside from the US law suits, the Company itself is actively pursuing licenses in respect of its non-coding technology in the US and other jurisdictions, principally in Europe.  On 24 June 2013, the Company reported that it had settled its dispute with Bioscientia Institute for Medical Diagnostics, based in Ingelheim, Germany, and accordingly, the law suit filed by GTG against Bioscientia was withdrawn.  Additionally, the Company’s Dutch attorneys, AKD, based in Breda, The Netherlands, have initiated a first action under Dutch Law, a so-called “Preliminary Witness Examination”, against Hendrix Genetics BV, based in Boxmeer, The Netherlands.

On 15 March 2013, the Company announced that the United States Patent and Trademark Office (“USPTO”) had issued an action reaffirming the validity of certain claims contained in the Company’s U.S. Patent No. 5,612,179 (the ‘179 patent) directed to non-coding deoxyribonucleic acid (DNA).  This re-examination arose from a request for ex parte re-examination of claims 1-18 and 26-32 of the ‘179 patent based upon a submission by Merial L.L.C. of Duluth, Georgia (“Merial”).  Merial is a defendant in an action originally brought by the Company in Colorado, USA for infringement of the ‘179 patent.  That action currently is pending in Delaware Federal District Court.  In its formal notification to the Company, the USPTO stated that “claims 1-18 and 26-32 of the ‘179 patent are confirmed and claims 19-25 and 33-36 are not reexamined”.

On 19 April 2013, the Company advised that the USPTO had received a further request from Merial for a second ex parte re-examination of the ‘179 patent and that the request had been granted.  As was the case in all previous challenges, GTG will actively defend this matter in order to have the patent upheld.

Other assets

As part of the Company’s strategy to focus on the expansion of its cancer diagnostic franchise, work continues to out-license, co-develop or partner other technologies in which the Group has an interest.

•             ImmunAid™

Following its “Round One” fundraising program in April 2012, the Company’s former subsidiary ImmunAid Limited (“ImmunAid”), in which Genetic Technologies owns 4,500,000 shares (being a 45% equity interest) and is the largest shareholder, continues to advance collaborations for the development of its unique “on/off” technology based around a novel approach to cancer therapy by the timely reversal of immune system suppression.  Further work is also being undertaken to expand ImmunAid’s patent portfolio.  Subsequent to balance date, ImmunAid issued the first shares under its “Round Two” fundraising program, with new shares having been issued to an arm’s-length investor at an issue price of $5.00 per share.

•             RareCellect™

Discussions with companies who may be interested in pursuing potential commercial collaborations are continuing.

•             Gtech International Resources Limited

On 29 July 2013, the Company announced that its Canadian-listed subsidiary, Gtech International Resources Limited (“Gtech”), had executed a Scheme Merger Agreement (“SMA”) with Sydney-based company Simavita Holdings Limited (“Simavita”).  Pursuant to the scheme that is covered by the SMA (which is subject to the approval of the shareholders of both Gtech and Simavita), Gtech will convene a meeting of its shareholders to approve Gtech issuing new shares to the Simavita shareholders to acquire 100% of the issued capital of Simavita (the “Merger”).  The Merger is to be implemented by way of a scheme of arrangement under the Corporations Act.

Genetic Technologies Limited currently holds a 75.8% direct equity interest in Gtech and further details of the proposed transaction can be found at www.gtechinternational.com

Corporate matters

On 19 October 2012, a total of 10,200,000 options that had been granted to certain Executives of the Company were exercised.  As a result, a total of 10,200,000 ordinary shares were issued on that date at an issue price of $0.045 each, raising $459,000 in new equity for the Company.  On 24 January 2013, a total of 500,000 options that had previously been granted to a former Executive of the Company were exercised.  As a result, a total of 500,000 ordinary shares were issued on that date at an issue price of $0.045 each, raising $22,500 in new equity for the Company.

On 24 October 2012, documents were executed by the five parties to the Limited Recourse Loan Agreements referred to in Note 33 of the Company’s 2012 Financial Report pursuant to which the Loans were immediately terminated.  No funds were ever advanced under the respective Loans.

Review of financial condition

Capital structure

As at the date of this Report, the Company had a total of 517,138,486 fully paid ordinary shares on issue, all of which were listed on the Australian Securities Exchange, and on the NASDAQ Capital Market in the USA via the Company’s ADRs (American Depositary Receipts).  Also at that date, there were 10,775,000 unissued ordinary shares in the Company under option.  As at the date of this Report, no ordinary shares were subject to escrow.

Treasury and related policies

The Company has in place a formal Cash Management Policy.  The Company follows industry accepted leading practice by investing the Company’s cash assets in a range of short to medium term interest-bearing deposits with appropriately rated financial institutions.

Cash provided by operations

During the financial year, the consolidated net cash outflows used in operations were approximately $7.52 million.  This result compared to the net cash outflows from operations from the prior financial year of $7.67 million.  Overall, the Group’s consolidated cash assets decreased by approximately $7.18 million during the 2013 financial year.

Liquidity and funding

As at 30 June 2013, the Company also had corporate credit card facilities with National Australia Bank Limited and Bank of America, which had total credit limits of $150,000 and $65,603, respectively.  As at that date, a total liability outstanding in respect of these credit card facilities was $60,918.  Cash and cash equivalents as at 30 June 2013 was $1,721,293.  As detailed previously, a total of $3,000,000 was raised subsequent to the end of the financial year from the placement of 41,666,667 ordinary shares at an issue price of $0.072 per share by way of private placement.  Further ordinary shares will be issued at the same price in early October 2013 under the Company’s Share Purchase Plan.

Significant changes in the state of affairs

On 24 July 2012, Mr. Gregory W. Brown was appointed as a Director of the Company.

On 18 October 2012, the Company released its Notice for the 2012 Annual General Meeting of shareholders which was held at 11.00 am on 27 November 2012 in the “Treetops” Room at Melbourne Museum.  Resolution 1 (the election of Dr. Melvyn J. Bridges) and Resolution 4 (the election of Mr. Huw D. Jones) were put to a poll and were not passed.  As a result, they ceased to be Directors of the Company on that date.  Resolutions 2, 3 and 5 were all passed on a show of hands.  Shortly after the AGM, Mr. Gregory W. Brown resigned as a Director of the Company and Dr. Paul D.R. MacLeman resigned as Chief Executive Officer of the Company.

On 28 November 2012, Dr. Malcolm R. Brandon was appointed as Chairman of the Company’s Board of Directors.

On 10 December 2012, Ms. Alison J. Mew was appointed as Chief Executive Officer of the Company.  Also on that date, Mr. Ben Silluzio was appointed as a Director of the Company.

There were no other significant changes in the state of affairs that are not described elsewhere in this Report.

Significant events after balance date

On 30 July 2013, the Company announced that its Canadian-listed subsidiary, Gtech International Resources Limited, had executed a Scheme Merger Agreement pursuant to which it would, subject to shareholder approval, acquire all of the outstanding shares of Sydney-based company Simavita Holdings Limited.

On 1 August 2013, the Company announced a three-stage fund raising program involving a placement, a Share Purchase Plan (“SPP”) and, subject to shareholder approval, the issue of a convertible note to an institutional investor.

On 14 August 2013, the Company completed the placement of 30,555,556 ordinary shares at an issue price of $0.072 per share which raised a total of $2,200,000, prior to the payment of associated costs.  On 30 August 2013, the Company completed the placement of a further 11,111,111 ordinary shares at the same issue price which raised a total of $800,000, prior to the payment of associated costs.

On 11 September 2013, the Company granted a total of 1,250,000 options over ordinary shares in the Company.  The options, which were granted at no cost, entitle the holders to acquire one ordinary share at a price of $0.105 at any time up to, and including 18 July 2018, subject to certain vesting conditions.

As at the date of this Report, a total of $1,350,500 had been received by the Company under its Share Purchase Plan.  This amount, when added to the amount that is likely to be contributed by the Underwriters or their nominees, should result in the Company receiving at least $3,000,000, before the payment of associated costs.  At the issue price of $0.072 per share, this amount will result in the issue of 41,666,667 further ordinary shares in the Company.

Apart from these events, there have been no other significant events which have occurred after balance date.

Business strategy, future developments and prospects

During the 2014 financial year, the Group will focus on the expansion of its genetic testing business, with emphasis on the sale of oncology-related tests and, in particular, the sale and distribution of the BREVAGenTM breast cancer risk test in the US through its wholly-owned US subsidiary, Phenogen Sciences Inc.  Further development of the Key Opinion Leader speaker program will be conducted alongside focused public relations and promotional activities in target market areas including comprehensive breast centres.

In respect of future product development, the Company will coordinate the collaboration between several US and Australian academic institutions to conduct further studies which will expand the clinical application of its BREVAGenTM test to additional ethnicities, beyond Caucasian - specifically, Hispanic and African American.  Simultaneously, the Company will incorporate recent scientific developments and conduct studies that expand the SNP panel to include all relevant SNPs shown to be associated with breast cancer.

Further clinical utility studies will be developed to demonstrate the value of BREVAGenTM in the management of patients in the clinical setting.  These studies will be important to engage with the private insurers for coverage decisions that assist in reimbursement.

The Australian medical business will further consolidate its position in the domestic market through targeted investment - particularly in association with its partner Myriad Genetics Inc. - to bring new tests to the Australian medical community.

Finally, the Company, in conjunction with its US assertion partner, will pursue its patent assertion program in the United States in an effort to secure additional licenses to its proprietary non-coding technologies and will continue its efforts to advance the commercialisation opportunities for its RareCellectTM project.

Legal matters

Other than those described elsewhere in this Report with respect to the Company’s ongoing licensing assertion program, there are no legal matters affecting the Company as at the date of this Report.

Financial analysis

Income statement

During the 2013 financial year, the Company’s reported loss after income tax increased from $5,296,828 in the prior year to $9,349,483.  Information relating to this movement is provided below.

Revenues from continuing operations (which include fees from the sale of genetic testing services) decreased by 9%, or $314,032, as compared to the 2012 financial year.  This decline, due largely to increased competition in the local Medical and Canine Testing areas of the business, was partially offset by an increase in sales of the Company’s new BREVAGenTM breast cancer risk assessment test in the USA, which increased by 690%.

During the 2012 financial year, following the deconsolidation of former subsidiary ImmunAid Limited, a one-off gain on deconsolidation of $5,113,175 was recorded in the Company’s income statement.  During the financial year ended 30 June 2013, there were no such comparative transactions.

Other revenue includes the fees generated from the granting of licensing to the Company’s proprietary non-coding technologies.  During the 2013 financial year, the Company’s licensing revenues were $4,784,913 which represented an increase of 89% as compared to the result from the previous year of $2,526,599.  The associated commissions payable increased accordingly from $210,478 to $1,209,865.  Other revenue also included interest received which decreased by 65% from $609,807 to $217,441 due to the decrease in cash on hand.  The Company also received its first research and tax credit of $181,036 in cash which was reported under the heading other income and expense.

Employee benefits expenses decreased by 15%, or $1,255,909, during the 2013 financial year.  Despite restructuring and termination expenses that were incurred during the year, the decrease was partially due to a significant one-off share-based payments expense of $1,759,980 that was associated with transactions concerning shares in ImmunAid Limited during the prior year.

Other one-off items which contributed to the increase in the Company’s loss from the prior year included:

•                      $292,081 in capital raising expenses that were expensed, rather than capitalised as equity in the balance sheet;

•                      $191,090 in fees that were paid to US Physicians as part of the Group’s expanding speaker program to promote its BREVAGenTM breast cancer risk test;

•                      $175,341 in transaction costs relating to the Scheme Merger Agreement between the company’s Canadian listed subsidiary pursuant to which it would, subject to shareholder approval, acquire all of the outstanding shares of Sydney-based company Simavita Holdings Limited;

•                      $151,220 in costs associated with a pharmacoeconomic study for the BREVAGenTM breast cancer risk test; and

•                      $149,262 in additional reimbursement costs relating to the change of coding stack for the BREVAGenTM breast cancer risk test.

Balance sheet

As at 30 June 2013, the Company’s balance of cash and cash equivalents was $1,721,293 (2012: $8,900,235).  Performance bonds and other deposits of $209,296 at that date (2012: $17,460) included a bond with a German Court of $206,259 which was returned to the Company after balance date.

Statement of cash flows

The total net operating and investing cash outflows for the year were $7,695,431 (2012: $7,181,997) and included costs associated with the Company’s US subsidiary Phenogen Sciences Inc. of $4,658,000 and an advance to an associate of $173,193.  Net cash inflows from financing activities of $437,955 included $481,500 from the issue of ordinary shares arising from the exercise of options.

Earnings / (loss) per share

	2013	2012
Basic earnings / (loss) per share (cents per share)	(1.97)	(1.15)
Diluted earnings / (loss) per share (cents per share)	(1.97)	(1.15)

Material business risks

The Group operates in the biotechnology sector.  Any investment in this sector is considered to be high risk in nature.  The Group is subject to normal business risks including, but not limited to, exchange rate fluctuations; the condition, liquidity and volatility of global securities markets; changes in government policy and legislation (particularly in Australia and the USA); and potential litigation, all of which are largely outside the control of the Company’s Board and Management.  Other risks that are more specific to the Company, the sector in which it operates and its underlying business activities include:

Financial risk - the business now called Genetic Technologies Limited was established in 1989.  With the exception of the year ended 30 June 2011, the Company has incurred operating losses in every year of its existence.  As at 30 June 2013, the Company had accumulated losses of $82,049,916 and the extent of any future losses and whether or not the Company can generate profits in future years remains uncertain.  The Company currently does not generate sufficient revenue to cover its operating expenses.  There is also no certainty that the Company will be able to raise additional funds by issuing further shares and/or the raising of debt and, if such funds are available, on what terms the Company would be able to secure them.

Length of sales cycle - the sales cycle for the Company’s testing products and license generation is typically lengthy.  As a result, the Company may expend substantial funds and management effort with no assurance of successfully selling its products or services or granting new licenses.  The sales effort requires the effective demonstration of the benefits of its products and services to, and significant training of, many different departments within a potential customer.  In addition, the Company is sometimes required to negotiate agreements containing terms which are unique to each customer.  With respect to license generation, it is common for negotiations with licensees to take many months before a license is granted.

Competition - with respect to BREVAGenTM, the Company’s lead breast cancer risk test, the Company is currently subject to limited competition from biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies.  However, many potential competitors, which include private and public sector enterprises in Australia, the US and elsewhere, have greater experience in the areas of finance, research and development, marketing, sales, distribution, technical and regulatory matters than the Company does.  However, the Company maintains an extensive patent portfolio which does provide some protection for BREVAGenTM and for the Company’s licensing assertion program.

Intellectual property (“IP”) risks - the Company relies on its portfolio of patents, patent applications and exclusive licenses to patents relating to genetic technologies.  While the Company patents and protects its IP, it cannot be certain that additional patents will be issued to it or that its patents will withstand challenges by others.  Patents issued to, or licensed by, the Company may be infringed or third parties may develop similar technologies.  Further, patents may not provide meaningful protection from competitors.  The Company may also need to sue, or be sued, by third parties regarding its patents and other IP rights.  These suits may be costly and would divert funds and resources from the Company and cause distraction to Management.  Historically, the Company has commenced litigation against a number of parties to protect its IP rights.  If these proceedings are unsuccessful, the Company may be required to pay significant monetary damages.

Professional liability risks - by the very nature of its operations, the Company’s business exposes it to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of genetic tests.  In the event of a mistake occurring, including an incorrect result of analysis of genetic variations or other screening tests performed, the commercial sale of a genetic test by the Company may expose it to professional liability claims and possible adverse publicity.  Litigation of such claims could be costly.  Further, if a court were to require the Company to pay damages to a plaintiff, the amount of such damages could harm its financial condition, despite the Company having significant levels of public and product liability insurance coverage to protect it from such risks.

Government regulation - apart from accreditation requirements, the Company is generally not subject to significant regulation.  However, from time to time, federal, state and/or local governments adopt regulations relating to the conduct of genetic research and genetic testing.  In future, such regulations could limit or restrict the Company’s genetic research activities as well as genetic testing for research or clinical purposes.  Regulations restricting genetic testing could adversely affect the Company’s ability to market and sell its products and services.  Accordingly, any regulations of this nature could increase the costs of operations or restrict its ability to conduct its testing business and might adversely affect its operations and financial condition.

Ethical issues - public opinion regarding ethical issues related to the confidentiality and appropriate use of genetic testing results may influence government authorities to call for limits on, or regulation of the use of, genetic testing.  In addition, such authorities could prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure.  Adverse publicity or public opinion relating to genetic research and testing could reduce the potential markets for the Company’s services, which could adversely affect its revenues.  Further, the patents it holds over uses of “non-coding” DNA have broad scope and have also been the subject of much debate and some criticism in the media.  Potential licensees could take legal action to seek the amendment, re-examination, revocation or invalidation of these patents, something which has happened previously on several occasions, though the Company has prevailed in all such cases.

Launch of BREVAGenTM - with the launch of the Company’s BREVAGenTM test in June 2011, a number of potential commercial risks have been identified.  The test exists in a new area of genetic testing, being a predictive test, and it may take time to establish credibility and educate potential customers which may delay establishing reasonable rates of sales.  Despite already having various studies and review publications, clinician adoption of the test requires substantial resources and effort.  The establishment of a new US company, such as the Company’s subsidiary Phenogen Sciences Inc., requires staffing with qualified and experienced salespeople who require time to establish customer contacts and convert sales.  Invariably, some new employees are not able to adapt to the new sales environment and may need to be replaced, potentially hampering growth.  Even though the Company’s laboratory has now been CLIA certified, US government health care programs could potentially restrict its ability to offer the test in the US, thereby restricting the available market.  The US healthcare reimbursement system with which the Company interacts is complex, involving a series of independent insurers and other third parties involved to assist with credentialing and the administration of the payment processes.  Establishing benchmarks with insurers is a time consuming process which could delay the receipt of initial payments until such time as “rules” with each provider can be established.

Risk management

In respect of the above risks, the Group takes a proactive approach to risk management.  The Board is responsible for ensuring that risks and opportunities are identified on a timely basis and that the Group’s objectives and activities are aligned with those risks and opportunities.  The Board believes that it is important for all Board members to be a part of this process and the Board takes overall responsibility for the recognition and management of risk.  The overview of the compliance and control mechanisms has been delegated to the Audit Committee through its Charter.

The Board believes that the Group is not yet sufficiently large to warrant the appointment of an internal auditor.

SHARE OPTIONS

Unissued shares under option

As at the date of this Report, there were 10,775,000 unissued ordinary shares in the Company under option.  During the year ended 30 June 2013, a total of 3,650,000 options to acquire ordinary shares in the Company were granted.  All options were granted at nil cost.  Refer Note 26 to the attached financial statements for details regarding the outstanding options.

Shares issued as a result of the exercise of options

During the 2013 financial year, a total of 10,700,000 shares were issued as a result of the exercise of options.  No options have been exercised since the end of the financial year.  During the 2013 financial year, a total of 3,550,000 options that had been issued to employees lapsed.  Of this number, a total of 1,550,000 options were forfeited, while the remaining 2,000,000 options expired.  Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the financial year, the Company paid a premium in respect of a contract insuring the Directors and Officers of the Company and any related body corporate against a liability incurred in his or her capacity as a Director or Officer to the extent permitted by the Corporations Act 2001.  The contract of insurance prohibits disclosure of the nature of the insurance provided and the amount of the premium.  The Company has agreed to indemnify the current and former Directors and Executive Officers against all liabilities to other persons that may arise from their position as Directors or Officers of the Company and its subsidiaries, except where to do so would be prohibited by law.

REMUNERATION REPORT

Introduction

This Remuneration Report outlines the Director and Executive remuneration arrangements of Genetic Technologies Limited (the “Company”) and its subsidiaries (collectively, the “Group”) in accordance with the requirements of the Corporations Act 2001 and its Regulations.  For the purposes of this Report, Key Management Personnel (“KMP”) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any Director (whether executive or not) of the parent company, and includes the six executives in the Group, as set out below, receiving the highest remuneration.

For the purposes of this Report, the term “Executive” encompasses the Group’s Chief Executive Officer, Chief Financial Officer / Company Secretary, US Senior Vice President Sales and Marketing, VP Sales and Marketing, Scientific Director and Operations Director.  For details regarding changes to Key Management Personnel during the period from 1 July 2012 to the date of this Report, please refer to the notes at the foot of the Remuneration Table on page 18.

Details of Directors and Key Management Personnel as at balance date

Directors	Executives

Dr. Malcolm R. Brandon (Non-Executive Chairman)	Alison J. Mew (Chief Executive Officer)
Tommaso Bonvino (Non-Executive)	Thomas G. Howitt (Chief Financial Officer / Company Secretary)
Dr. Mervyn Cass (Non-Executive)	Mark J. Ostrowski (US Senior Vice President, Sales and Marketing)
Benjamin Silluzio (Non-Executive)	Gregory J. McPherson (VP Sales and Marketing)
Dr. Richard Allman (Scientific Director)
Ivan Jasenko (Operations Director)

Corporate Governance Committee

The Corporate Governance Committee of the Board of Directors of the Company (formerly known as the Nomination and Remuneration Committee) was established on 21 April 2005 and is, amongst other things, responsible for determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer and the Senior Leadership Team.  The Committee is chaired by Mr. Tommaso Bonvino and has as its members Dr. Mervyn Cass and Mr. Benjamin Silluzio, both of whom are independent directors.

The Corporate Governance Committee was established to assess the appropriateness of the nature and amount of remuneration paid to Directors and Executives on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and Senior Leadership Team.

Remuneration strategy

The performance of the Company depends upon the quality of its Directors and Executives.  To prosper, the Company must attract, motivate and retain appropriately skilled Directors and Executives.

To this end, the Company embodies the following principles in its remuneration framework:

•             provide competitive rewards to attract high calibre Executives;

•             wherever possible, link Executive rewards to shareholder value;

•             ensure that a portion of an Executive’s remuneration is “at risk”; and

•             establish appropriate, demanding performance hurdles for variable Executive remuneration.

The remuneration strategy is approved by the Corporate Governance Committee.

Remuneration structure

In accordance with best practice corporate governance, the structure of Non-Executive Director and Executive remuneration is separate and distinct.

During the 2013 financial year, the Company’s remuneration practices were further updated, enhanced and expanded to wherever possible provide a closer link between Executive performance-based remuneration and the overall strategic and financial performance of the Company.

The key performance indicators applicable for all Executives are now more quantifiable and the methods of measurement are better defined.  Potential levels of remuneration are linked to each performance indicator based on the pretext that if the performance indicators as defined are met then the business will have more likely achieved certain key financial or strategic objectives.  In addition to the various key performance indicators that are used to assess the performance of each Executive, the overall financial performance of the Company is also taken into consideration when determining both base levels of remuneration and short term incentive payments for those individuals.

Non-Executive Director remuneration

Objective

The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Structure

The Company’s Constitution and the Listing Rules of the Australian Securities Exchange specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a General Meeting of shareholders.  An amount not exceeding the amount determined is then divided between the Directors as agreed.  The most recent determination was made at the 2007 Annual General Meeting, when shareholders approved an aggregate remuneration not exceeding $500,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors are reviewed annually.

Each Non-Executive Director receives a fee for serving as a Director of the Company.  No additional fees are paid to any Director for serving on either of the two sub-committees of the Board.

Executive remuneration

Objective

The Group aims to reward Executives with a level and mix of remuneration which is commensurate with their positions and responsibilities within the Group and so as to:

•             reward Executives for Group and individual performance against targets set by reference to suitable benchmarks;

•             align the interests of Executives with those of the shareholders; and

•             ensure that the total remuneration paid is competitive by market standards.

Structure

The remuneration paid to Executives is set with reference to prevailing market levels and comprises a fixed remuneration comprising base salary and superannuation, various short-term incentives (which are linked to agreed Key Performance Indicators (“KPIs”), as described below under the heading of Variable remuneration), and a long-term option component.

Fixed remuneration

Objective

The Corporate Governance Committee oversees the setting of fixed remuneration on an annual basis.  The process consists of a review of Company, divisional and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices.  The members of the Committee have access to external advice independent of Management.

Structure

Fixed remuneration consists of some or all of the following components:

•             base salary;

•             non-monetary benefits which can include a motor vehicle allowance, costs associated with novated motor vehicle leases, vehicle parking (and associated fringe benefits tax, if applicable); and

•             superannuation benefits, which includes employer contributions.

With the exception of the employer contributions to superannuation, Executives are given some flexibility to decide the composition of their total fixed remuneration and the allocation between cash and other benefits.  It is intended that the manner of payment chosen will be optimal for the recipient without creating any additional cost for the Group.

Fixed remuneration is reviewed annually with reference to individual performance, market benchmarks for individual roles and the overall financial performance of the Group.  Any changes to the fixed remuneration of Executives are first approved by the Corporate Governance Committee.

All employee remuneration is evaluated on a regular basis using a set of variables and taking into account the addition of the statutory superannuation contribution.  An assessment of existing base salaries is made annually using comparisons against independent market data which provides information on salaries and other benefits paid for comparable roles within the biotech and pharmaceutical industries, using third party salary survey data.  Annual performance reviews with each employee are based on a rating system which is used to assess his or her eligibility for salary increases.  Other qualitative factors, including the specialised knowledge and experience of the individual and the difficulty of replacing that person, are also taken into account when considering salary adjustments.

Variable remuneration

Objective

The objective of variable remuneration is to:

•             align the interests of Executives with those of shareholders;

•             link Executive rewards to the achievement of strategic goals and performance of the Company; and

•             ensure that the total remuneration paid by the Company is competitive by market standards.

Short Term Incentive (“STI”)

STI is an annual plan that applies to Executives and other senior employees that is based on the performance of both the Company and the individual during a given financial year.  STI ranges vary depending on the role, responsibilities and deliverables achieved by each individual.  Actual STI payments granted to the relevant employee will depend on the extent to which the pre-agreed specific targets are met within a financial year.  Specific targets are quantifiable with the agreed method of measurement defined at the beginning of the financial year.  The ongoing performance of the Executive or senior employee is evaluated regularly during the performance cycle.

Group objectives, and their relative weighting, vary depending on the position and responsibility of the respective individual, but in respect of the year ended 30 June 2013 include, amongst other things, the achievement of:

•            earnings before interest, tax, depreciation and amortisation (“EBITDA”) and net profit targets where an individual has capacity to impact this result;

•             achieving or exceeding revenue targets;

•             achieving targets for cost reduction or efficiency gains;

•             contributing to business growth and expansion; and

•             performance or the delivery of results which exceed agreed targets.

These measures are chosen as they represent the key drivers for the short term success of the business and provide a framework for delivering long term value.  Personal and operating objectives vary according to the role and responsibility of the Executive and include objectives such as service delivery to customers, project delivery, compliance outcomes, intellectual property management and various staff management and leadership objectives.

Achievement of an individual’s targets or objectives is documented and assessed by both the individual and his or her direct manager.  The individual will participate in an annual performance review and must provide evidence of the objectives that he or she has delivered during the period under review.  Each objective is then rated on an achievement scale.  Depending on the aggregate of the ratings, the individual may be eligible to receive an STI payment.  STI payments, if any, are paid in August or September of each year subject to the completion of the performance review process and the receipt of a satisfactory rating.  The Board conducts this process in the case of the CEO.  Any such STI payments which may be made are delivered as a cash bonus during the following reporting period.

Long Term Incentive (“LTI”)

The objective of the Group’s LTI arrangements is to reward Executives and senior employees in a manner that aligns their remuneration with the creation of shareholder wealth.  As such, significant LTI grants are generally only made to Executives who are able to influence the generation of shareholder wealth and have an impact on the Group’s long term profitability.  There are no specific performance hurdles, apart from certain vesting provisions, in respect of the LTI grants made to Executives.  Options with a vesting period also serve as a retention tool and may reduce the likelihood of high performing Executives and senior employees being targeted by other companies.

LTI grants to Executives and senior employees are delivered in the form of options over unissued ordinary shares in the Company which are granted under the terms and conditions of the Company’s Employee Option Plan.  Selected Executives who contribute significantly to the long term profitability of the Company are invited to participate in the Employee Option Plan.  The remuneration value of these grants varies and is determined with reference to the nature of the individual’s role, as well as his or her individual potential and specific performance.

The options are granted at no cost, have a life of between four and five years and, in most cases, generally vest in three equal tranches after 12, 24 and 36 months from the date on which they are granted.

During the year ended 30 June 2013, a net share-based payments expense of $223,005 was incurred by the Company in respect of all options which had previously been granted to Executives and other senior employees.

In cases where an Executive ceases employment prior to the vesting of his or her options, the options are forfeited after a prescribed period if they have not been exercised.  The prescribed period ranges from two to twelve months, depending on the circumstances under which they left the Company, e.g. resignation, retirement, termination or death.  In the event of a change of control of the Company, the performance period end date will be brought forward to the date of the change of control and awards will vest over this shortened period.

The following table shows the key performance indicators for the Group over the past five financial years ended 30 June.

	2013 $	2012 $	2011 $	2010 $	2009 $
Profit/(loss) for the year attributable to owners of Genetic Technologies Limited	(9,298,367)	(5,287,523)	910,002	(9,343,766)	(7,841,073)
Basic earnings per share (cents)	(1.97)	(1.15)	0.22	(2.46)	(2.10)
Increase/(decrease) in share price	(20.8)%	(42.9)%	500.0%	(22.2)%	(50.0)%
Total KMP incentives (being STI and LTI) as a percentage of profit/(loss) for the year	(1.36)%	(2.16)%	41.98%	(0.91)%	(0.29)%

STI and LTI payments made

In respect of the years ended 30 June 2013 and 30 June 2012, the following STI and LTI payments, and the percentages that each such payment represents relative to their respective salary/fees, were made to Executives:

		Fixed remuneration		At risk
Name and title of Executives	Year	Salary/fees	Proportion of total	STI	Proportion of total	LTI	Proportion of total
		$	%	$	%	$	%
Alison J. Mew	2013	223,133	96.9%	—	—	7,201	3.1%
Chief Executive Officer	2012	176,335	89.4%	10,000	5.1%	10,906	5.5%

Thomas G. Howitt	2013	222,624	90.1%	20,000	8.1%	4,598	1.8%
Chief Financial Officer and Company Secretary	2012	220,204	92.4%	5,000	2.0%	13,174	5.6%

Mark J. Ostrowski	2013	221,953	74.9%	10,778	3.6%	63,549	21.5%
US Senior Vice President Sales and Marketing	2012	—	—	—	—	—	—

Dr. Richard Allman	2013	114,076	95.4%	—	—	5,553	4.6%
Scientific Director	2012	—	—	—	—	—	—

Dr. Paul D.R. MacLeman	2013	122,949	100%	—	—	—	—
Ex-Chief Executive Officer	2012	300,000	92.3%	—	—	25,009	7.7%

Lewis J. Stuart	2013	52,843	100%	—	—	—	—
Ex-General Manager US ops.	2012	267,894	95.4%	—	—	12,900	4.6%

Gregory J. McPherson	2013	182,157	100%	—	—	—	—
Ex-VP Sales and Marketing	2012	177,646	91.7%	5,000	2.6%	11,047	5.7%

Dr. David J. Sparling	2013	79,781	100%	—	—	—	—
Ex-VP Legal / Corp. Develop.	2012	194,670	90.2%	10,000	4.6%	11,141	5.2%

Ivan Jasenko	2013	148,607	90.9%	—	—	14,900	9.1%
Ex-Operations Director	2012	—	—	—	—	—	—

Totals	2013	1,368,123	91.5%	30,778	2.1%	95,801	6.4%
	2012	1,336,749	92.1%	30,000	2.1%	84,177	5.8%

Employment contracts

The Chief Executive Officer, Ms. Alison Mew, is employed under an employment contract dated 5 August 2009 which was subsequently amended on 13 December 2012.  The key terms and conditions of Ms. Mew’s employment arrangements are:

•             During the 2013 financial year, Ms. Mew’s base salary was increased to $260,000.  In addition, she received statutory superannuation contributions as prescribed under the Superannuation Guarantee legislation;

•             Ms. Mew is entitled to receive an STI payment equivalent to a maximum of 30% of base salary based on achievement of Key Performance Indicators, as agreed with the Board from time to time.  During the 2012 financial year, she received an STI payment of $10,000 in respect of that financial year;

•             Ms. Mew may resign from her position, and thus terminate the contract, by giving up to five months written notice and the Company may terminate Ms. Mew’s contract by providing similar written notice or providing payment in lieu of the notice period; and

•             the Company may terminate Ms. Mew’s contract at any time without notice if serious misconduct has occurred.  Where termination with cause occurs, she is only entitled to receive that portion of remuneration which is fixed and only up to the date of termination.  In this instance, all entitlements to both STI and LTI are forfeited and would lapse.

The key provisions contained in the employment contracts for other Key Management Personnel in office at the date of this Report, being Mr. Thomas Howitt, Mr. Mark Ostrowski, Dr. Richard Allman, Ms. Diana Newport and Ms. Luisa Ashdown, are:

•             the Executive receives a base salary and statutory superannuation contributions, as prescribed under the Superannuation Guarantee legislation, together with certain STI payments based on achievement of Key Performance Indicators, as agreed with the Chief Executive Officer from time to time;

•             the Executive may resign from his / her position and terminate the contract by giving up to three months written notice;

•             the Company may terminate the contract by providing up to three months written notice or payment in lieu of notice; and

•             the Company may terminate the contract without notice in the event of serious misconduct.  In this instance, entitlements to both STI and LTI payments are forfeited and will lapse.

There are no employment contracts in place with any Non-Executive Director of the Company.

Remuneration of Key Management Personnel (“KMP”)

Name and title of		Short-term		Post-employment	Long-term	Share-based
Directors	Year	Salary/fees	Other	Superannuation	Long service leave	Options	Totals
		$	$	$	$	$	$
Dr. Malcolm R. Brandon (1)	2013	51,759	—	26,458	—	—	78,217
Non-Executive Chairman	2012	31,800	—	24,662	—	—	56,462

Tommaso Bonvino	2013	52,318	—	4,708	—	—	57,026
Non-Executive Director	2012	51,800	—	4,662	—	—	56,462

Dr. Mervyn Cass	2013	52,318	—	4,708	—	—	57,026
Non-Executive Director	2012	38,850	—	3,496	—	—	42,346

Benjamin Silluzio (2)	2013	29,344	—	2,641	—	—	31,985
Non-Executive Director	2012	—	—	—	—	—	—

Dr. Melvyn J. Bridges (3)	2013	32,683	—	9,754	—	—	42,437
Ex-Non-Exec. Chairman	2012	43,333	—	12,756	—	—	56,089

Gregory W. Brown (4)	2013	18,016	—	1,621	—	—	19,637
Ex-Non-Executive Director	2012	—	—	—	—	—	—

Huw D. Jones (5)	2013	21,229	—	1,910	—	—	23,139
Ex-Non-Executive Director	2012	51,800	—	4,662	—	—	56,462

Sidney C. Hack (6)	2013	—	—	—	—	—	—
Ex-Non-Executive Chairman	2012	12,384	—	23,845	—	—	36,229

Sub-totals for Directors	2013	257,667	—	51,800	—	—	309,467
	2012	229,967	—	74,083	—	—	304,050

Name and title of		Short-term		Post-employment	Long-term	Share-based
Directors	Year	Salary/fees	Other	Superannuation	Long service leave	Options	Totals
		$	$	$	$	$	$
Alison J. Mew (7)	2013	223,133	—	24,999	7,201	—	255,333
Chief Executive Officer	2012	176,335	10,000	18,951	2,843	8,063	216,192

Thomas G. Howitt	2013	222,624	20,000	22,286	4,598	—	269,508
Chief Financial Officer and Company Secretary	2012	220,204	5,000	22,726	5,111	8,063	261,104

Mark J. Ostrowski (8)	2013	221,953	10,778	—	—	63,549	296,280
US Senior Vice President Sales and Marketing	2012	—	—	—	—	—	—

Dr. Richard Allman (9)	2013	114,076	—	13,782	5,553	—	133,411
Scientific Director	2012	—	—	—	—	—	—

Dr. Paul D.R. MacLeman (10)	2013	122,949	161,297	11,064	—	—	295,310
Ex-Chief Executive Officer	2012	300,000	—	29,160	5,659	19,350	354,169

Lewis J. Stuart (11)	2013	52,843	107,752	—	—	—	160,595
Ex-General Manager US ops.	2012	267,894	—	—	—	12,900	280,794

Gregory J. McPherson (12)	2013	182,157	77,775	16,844	—	—	276,776
Ex-VP Sales and Marketing	2012	177,646	5,000	19,385	2,984	8,063	213,078

Dr. David J. Sparling (13)	2013	79,781	102,248	8,080	—	—	190,109
Ex-VP Legal / Corp. Develop.	2012	194,670	10,000	21,691	3,078	8,063	237,502

Ivan Jasenko (14)	2013	148,607	—	13,374	2,276	12,624	176,881
Ex-Operations Director	2012	—	—	—	—	—	—

Sub-totals for Executives	2013	1,368,123	479,850	110,429	19,628	76,173	2,054,203
	2012	1,336,749	30,000	111,913	19,675	64,502	1,562,839

Total remuneration of	2013	1,625,790	479,850	162,229	19,628	76,173	2,363,670
Key Management Personnel	2012	1,566,716	30,000	185,996	19,675	64,502	1,866,889

The following changes to KMP occurred during the period from 1 July 2012 to the date of this Report:

(1)         Dr. Malcolm Brandon was appointed as the Non-Executive Chairman of the Board on 28 November 2012.

(2)         Mr. Benjamin Silluzio was appointed as a Non-Executive Director of the Company on 6 December 2012.

(3)         Dr. Melvyn Bridges ceased to be a Director of the Company and Chairman of its Board on 27 November 2012.

(4)         Mr. Gregory Brown resigned as a Director of the Company on 27 November 2012.

(5)         Mr. Huw Jones ceased to be a Director of the Company on 27 November 2012.

(6)         Mr. Sidney Hack resigned as a Director of the Company and Chairman of its Board on 16 December 2011.

(7)         Ms. Alison Mew was appointed as acting Chief Executive Officer of the Company on 28 November 2012 and as permanent Chief Executive Officer of the Company on 10 December 2012.

(8)         Mr. Mark Ostrowski was appointed US Senior Vice President, Sales and Marketing on 7 September 2012.

(9)         Dr. Richard Allman was appointed as Scientific Director of the Company on 10 December 2012.

(10)  Dr. Paul MacLeman resigned as Chief Executive Officer of the Company on 27 November 2012.  Included in his payments under the heading “other” is a termination payment of $161,297 (2012: $nil).

(11)  Mr. Lewis Stuart ceased to be an employee of the Company on 24 August 2012.  Included in his payments under the heading “other” is a termination payment of $107,752 (2012: $nil).

(12)  Mr. Greg McPherson ceased to be an employee of the Company on 12 July 2013.  Included in his payments under the heading “other” is a termination payment of $77,775 (2012: $nil) that was accrued as at 30 June 2013.

(13)  Dr. David Sparling resigned as VP Legal and Corporate Development on 27 November 2012.  Included in his payments under the heading “other” is a termination payment of $102,248 (2012: $nil).

(14)  Mr. Ivan Jasenko was appointed as Operations Director of the Company on 10 December 2012.  He subsequently resigned as Operations Director of the Company on 16 August 2013, i.e. after balance date.

(15)  Ms. Luisa Ashdown and Ms. Diana Newport became members of KMP on 23 August 2013 and 26 September 2013, respectively.

(16)  The column above entitled “other” of $479,850 (2012: $30,000) comprised termination payments of $449,072 (2102: $nil) and STI payments of $30,778 (2012: $30,000).

The details of those Executives nominated as Key Management Personnel under section 300A of the Corporations Act 2001 have been disclosed in this Report.  No other employees of the Company meet the definition of “Key Management Personnel” as defined in IAS 24 / (AASB 124) Related Party Disclosures, or “senior manager” as defined in the Corporations Act 2001.

Options exercised, granted and lapsed as part of remuneration during the year ended 30 June 2013

During the 2013 financial year, 2,400,000 options were granted as equity compensation benefits to Executives, as disclosed below.  Details of the options held by the Executives nominated as Key Management Personnel during the year ended 30 June 2013 are set out below.

	Number of options		Exercise	Number	Fair value	Final
Name of Executive	Exercised	Granted	price	lapsed	per option	vesting date
Alison J. Mew	1,500,000	—	$0.045	—	$0.021	Not applicable
Thomas G. Howitt	1,000,000	—	$0.045	—	$0.021	Not applicable
Mark J. Ostrowski	—	2,400,000	$0.140	—	$0.065	29 October 2015
Dr. Richard Allman	—	—	—	—	—	Not applicable
Dr. Paul D.R. MacLeman	3,600,000	—	$0.045	—	$0.021	Not applicable
Lewis J. Stuart (1)	1,600,000	—	$0.045	800,000	$0.021	Not applicable
Gregory J. McPherson	1,500,000	—	$0.045	—	$0.021	Not applicable
Dr. David J. Sparling	1,500,000	—	$0.045	—	$0.021	Not applicable
Ivan Jasenko	—	—	—	—	—	Not applicable
Totals	10,700,000	2,400,000		800,000

(1)    The value of the options granted to Mr. Stuart as part of remuneration that lapsed during the year because a vesting condition was not satisfied was $52,000, assuming that the condition had been satisfied.

Options exercised, granted and lapsed as part of remuneration during the year ended 30 June 2012

During the 2012 financial year, there were no options granted as equity compensation benefits to Executives, nor were any such options exercised or lapsed.

Fair values of options

During the year ended 30 June 2013, a total of 3,550,000 options that had previously been issued to employees lapsed.  Of this number, a total of 1,550,000 options were forfeited, whilst the remaining 2,000,000 options expired.  The lapsed options had no fair value on the date they lapsed as they were “out of the money”.  During the year ended 30 June 2013, a total of 10,700,000 options were exercised (refer Note 26 for details).

During October 2012, a total of 2,650,000 options over ordinary shares in the Company were granted, at no cost, to two employees of its US subsidiary, Phenogen Sciences Inc.  Each option, which entitles the holder to acquire one ordinary share at a cost of $0.14, will expire on 29 August 2017, unless exercised before that date.

During February 2013, a total of 250,000 options over ordinary shares in the Company were granted, at no cost, to another employee of Phenogen Sciences Inc.  Each option, which entitles the holder to acquire one ordinary share at a cost of $0.10, will expire on 1 December 2017, unless exercised before that date.

During March 2013, a total of 750,000 options over ordinary shares in the Company were granted, at no cost, to further employees of Phenogen Sciences Inc.  Each option, which entitles the holder to acquire one ordinary share at a cost of $0.10, will expire on 25 January 2018, unless exercised before that date.

The above options granted during the 2013 financial year vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.  As at 30 June 2013, there were 3 executives and 18 employees who held options that had previously been granted under the Company’s respective option plans.

End of Remuneration Report

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

Auditor independence

The Directors of Genetic Technologies Limited have received an independence declaration from PricewaterhouseCoopers, the Company’s auditor, as reproduced immediately following the Directors’ Declaration on page 69 of the Financial Report.

Non-audit services

During the financial year, the following fees were paid or payable to the auditors of Genetic Technologies Limited and its subsidiaries in respect of both audit and non-audit services:

	Consolidated
	2013	2012
	$	$
Audit services
PricewaterhouseCoopers in respect of:
Audit of the Company’s Financial Report under the Corporations Act 2001	275,167	267,880
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	16,425	16,360
Total remuneration in respect of audit services	291,592	284,240

Non-audit services
Other audit firms in respect of:
Tax advice and compliance, accounting and other services	5,676	18,390
Total remuneration in respect of non-audit services	5,676	18,390
Total auditors’ remuneration	297,268	302,630

ENVIRONMENTAL REGULATION

The Company is not aware of any breaches of any environmental regulation during the 2013 financial year.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/100, issued by the Australian and Securities and Investments Commission, relating to the “rounding off” of amounts in the Directors’ Report.  Amounts in the Directors’ Report have been rounded off in accordance with that Class order to the nearest dollar.

PROCEDINGS ON BEHALF OF THE COMPANY

No proceedings have been brought or intervened in or on behalf of the Company with leave to the Court under section 237 of the Corporations Act 2001.

DIRECTORS’ MEETINGS

Meeting attendances

The number of meetings of Directors (including the meetings of the two Sub-Committees of the Board) held during the financial year, and the number of such meetings attended by each Director, were as follows:

			Sub-Committees of the Board
	Directors’ meetings		Audit		Corporate Governance
Name of Director	Eligible	Attended	Eligible	Attended	Eligible	Attended
Dr. Malcolm R. Brandon (1)	11	11	2	2	—	—
Tommaso Bonvino (2)	11	11	—	—	—	—
Dr. Mervyn Cass	11	10	1	1	—	—
Benjamin Silluzio	6	6	1	1	—	—
Dr. Melvyn J. Bridges (3)	3	3	1	1	—	—
Gregory W. Brown	3	3	—	—	—	—
Huw D. Jones	3	3	1	1	—	—

Sub-committee membership

As at the date of this Report, the Company had two Sub-Committees of the Board of Directors: an Audit Committee and a Corporate Governance Committee.  The various individuals who served as members of the two Sub-Committees during the 2013 financial year were:

	Audit Committee	Corporate Governance Committee
Name of Member	Period served	Period served
Dr. Malcolm R. Brandon	1 July 2012 to 30 June 2013	Not applicable
Tommaso Bonvino	Not applicable	1 July 2012 to 30 June 2013
Dr. Mervyn Cass	30 January 2013 to 30 June 2013	30 January 2013 to 30 June 2013
Benjamin Silluzio	30 January 2013 to 30 June 2013	30 January 2013 to 30 June 2013
Dr. Melvyn J. Bridges	1 July 2012 to 27 November 2012	1 July 2012 to 27 November 2012
Huw D. Jones	1 July 2012 to 27 November 2012	1 July 2012 to 27 November 2012

Notes:

(1)    Dr. Brandon served as the Chairman of the Audit Sub-Committee from 28 November 2012 to 30 June 2013.

(2)    Mr. Bonvino served as the Chairman of the Corporate Governance Sub-Committee from 28 November 2012 to 30 June 2013.

(3)    Dr. Bridges served as the Chairman of both Sub-Committees from 1 July 2012 to 27 November 2012.

(4)    In accordance with the Charter, the auditor attended two meetings of the Audit Committee at the request of the Committee.

Signed in accordance with a resolution of the Directors.

TOMMASO BONVINO

Non-Executive Director

Melbourne, 27 September 2013

CORPORATE GOVERNANCE STATEMENT

INTRODUCTION

Genetic Technologies Limited (the “Company”) and its Board are committed to achieving and demonstrating the highest standards of corporate governance.  The Board continues to review its corporate governance framework and practices to ensure they meet the interests of shareholders.  In this statement, the Company and its controlled entities together are referred to as the “Group”.

A description of the Group’s main corporate governance practices is set out below.  Unless otherwise stated, all of these practices were in place for the entire 2013 financial year and on the whole comply with the Corporate Governance Principles and Recommendations (including all relevant amendments) of the Australian Securities Exchange.  While in most respects, Genetic Technologies Limited complies with the Recommendations, in several areas, policies and practices are being further developed to bring them more closely into line.  As new policies are produced, or as the existing ones are amended, they are published on the Company’s website.

As at the date of this Statement, the following twelve Corporate Governance documents had been adopted by the Board, in addition to the Company’s Constitution which was completely revised and subsequently approved by the Company’s shareholders in November 2005.  All significant policies are published on the Company’s website (www.gtglabs.com).

•                  Board Charter, which defines the role of the Board and that of Management;

•                  Audit Committee Charter;

•                  Corporate Governance Committee Charter;

•                  Board Protocol, which clarifies the responsibilities of Directors and the Company’s expectations of them;

•                  Code of Conduct, including a Document Retention Policy;

•                  Board Performance Evaluation Policy;

•                  Risk and Compliance Policy;

•                  Continuous Disclosure Policy;

•                  Securities Trading Policy;

•                  Diversity Policy;

•                  Shareholder Communications Policy; and

•                  Whistleblower Policy.

ASX PRINCIPLES AND RECOMMENDATIONS

Principle 1: Lay solid foundations for management and oversight

The relationship between the Board and Management is critical to the Group’s success.  The Directors are responsible to the shareholders for the performance of the Group in both the short and longer terms and seek to balance sometimes competing objectives in the best interests of the Group as a whole.  Their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the Group is properly managed.  The responsibilities of the Board include:

•             providing strategic guidance to the Group, including contributing to the development of and approving the Group’s corporate strategy;

•             reviewing and approving business plans, the annual budget and financial plans, including available resources and major capital expenditure initiatives;

•             overseeing and monitoring:

•             organisational performance and the achievement of the Group’s strategic goals and objectives;

•             compliance with the Company’s Code of Conduct; and

•             progress of major capital expenditures and other significant projects, including any acquisitions or divestments;

•             monitoring the Group’s financial performance, including approval of the annual and half-year financial reports and regular liaison with the Company’s auditors;

•             appointment, performance assessment and, if necessary, removal of the Chief Executive Officer;

•             ratifying the appointment and/or removal and contributing to the performance assessment for the members of the Senior Leadership Team;

•             ensuring there are effective management processes in place for approving major corporate initiatives;

•             enhancing and protecting the reputation of the organisation;

•             overseeing the operation of the Group’s system for compliance and risk management reporting to shareholders; and

•             ensuring appropriate resources are available to senior Management to enable them to implement the strategies approved by the Board.

Day-to-day management of the Group’s affairs and the implementation of the corporate strategy and policy initiatives are formally delegated by the Board to the Chief Executive Officer and the Senior Leadership Team as set out in the Group’s delegations policies.  These delegations are reviewed by the Board on an annual basis.

Performance appraisals for all members of the Senior Leadership Team last took place in May and June 2013.  The process for these assessments is described in the Remuneration Report on pages 12 to 20 of this Financial Report.

Principle 2: Structure the Board to add value

The Board operates in accordance with the broad principles set out in its Charter which is available from the corporate governance information section of the Company’s website (www.gtglabs.com).  The Charter provides details of the Board’s composition and responsibilities.

Board composition

The Charter states that:

•             the Board is to be comprised of both executive and non-executive Directors with a majority of non-executive Directors.  Non-executive Directors bring a fresh perspective to the Board’s consideration of strategic, risk and performance matters;

•             in recognition of the importance of independent views and the Board’s role in supervising the activities of Management, the Chairman must be an independent non-executive Director, the majority of the Board must be independent of Management and all Directors are required to exercise independent judgement and review and constructively challenge the performance of the Senior Leadership Team;

•             the Chairman is elected by the full Board and is required to meet regularly with the Chief Executive Officer;

•             the Company should, where possible, maintain a mix of Directors on the Board from different genders, age groups, ethnicity and cultural and professional backgrounds who have complementary skills and experience;

•            the Board is to establish measurable Board gender diversity objectives and assess annually the objectives and progress made in achieving them; and

•             the Board should undertake an annual Board performance review and consider the appropriate mix of skills required by the Board to maximise its effectiveness and its contribution to the Group.

The Board seeks to ensure that:

•             at any point in time, its membership represents an appropriate balance between directors with experience and knowledge of the Group and directors with an external or fresh perspective; and

•             the size of the Board is conducive to effective discussion and efficient decision-making.

Directors’ independence

The Board has adopted specific principles in relation to the independence of its Directors.  These state that, when determining independence, a Director must be a non-executive and the Board should consider whether the Director:

•             is a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;

•             is, or has been, employed in an executive capacity by the Company or any other Group member within three years before commencing his or her service on the Board;

•             within the last three years has been a principal of a material professional adviser or a material consultant to the Company or any other Group member, or an employee materially associated with the service provided;

•             is a material supplier or customer of the Company or any other Group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

•             has a material contractual relationship with the Company or a controlled entity other than as a Director of the Group; and

•             is free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s independent exercise of his or her judgement.

Materiality for these purposes is determined on both quantitative and qualitative bases.  An amount of over five percent of annual turnover of the Company or Group or five percent of the individual Directors’ net worth is considered material for these purposes.  In addition, a transaction of any amount or a relationship is deemed material if knowledge of it may impact the shareholders’ understanding of the Director’s performance.

Recent thinking on corporate governance has introduced the view that a Director’s independence may be perceived to be impacted by lengthy service on the Board.  To avoid any potential concerns, the Board has determined that a Director will not be deemed independent if he or she has served on the Board of the Company for more than ten years.  The Board will continue to monitor developments on this issue as they arise.

The Board assesses independence each year.  To enable this process, the Directors must provide all information that may be relevant to the assessment.

Board members

Details of the members of the Board, their experience, expertise, qualifications, term of office, relationships affecting their independence and their independent status are set out in the Directors’ Report.  As at the date of signing the Directors’ Report, all four Directors served as non-executive Directors and none had any relationships which may adversely affect their independence and, as such, they are deemed independent under the principles set out above.

Term of office

The Company’s Constitution specifies that all non-executive Directors must retire from office no later than the third Annual General Meeting (“AGM”) following his or her last election.  Where eligible, a Director may stand for re-election.

Chairman and Chief Executive Officer (“CEO”)

The Chairman is responsible for leading the Board, ensuring that Directors are properly briefed in all matters relevant to their role and responsibilities, facilitating Board discussions and managing the Board’s relationship with the Company’s Senior Leadership Team.  In accepting the position, the Chairman had acknowledged that it will require a significant time commitment and has confirmed that other positions will not hinder his or her effective performance in that role.

The CEO is responsible for implementing Group strategies and policies.  The Board Charter specifies that these are separate roles to be undertaken by separate people.

Induction

The induction provided to new Directors enables them to actively participate in Board decision-making as soon as possible.  It ensures that they have a full understanding of the Company’s financial position, strategies, operations, culture, values and risk management policies.  It also explains the respective rights, duties, responsibilities, interaction and roles of the Board and the Senior Leadership Team and the Company’s meeting arrangements.

Commitment

The Board held eleven Board meetings during the 2013 financial year.  Non-executive Directors are expected to spend adequate time preparing for and attending Board and Sub-Committee meetings and associated activities.  The number of meetings of the Company’s Board of Directors and of each Board Sub-Committee held during the year ended 30 June 2013, and the number of such meetings attended by each Director, are disclosed on page 21.

The commitments of all non-executive Directors are considered by the Corporate Governance Committee prior to the Director’s appointment to the Board and are reviewed each year as part of the annual performance assessment.

Prior to appointment or being submitted for re-election, each non-executive Director is required to specifically acknowledge that they have, and will continue to have, the time available to discharge their responsibilities to the Company.

Conflict of interests

In accordance with the Board Charter, all Directors are required to declare all interests in dealings with the Company and are required to take no part in decisions relating to them.  In addition, those Directors are not entitled to receive any papers from the Group pertaining to those dealings.  No declarations were received from any Directors during the financial year.

Independent professional advice

All Directors and members of the Board’s two Sub-Committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company’s expense.  Prior written approval of the Chairman is required, but such approval will not be unreasonably withheld.

Performance assessment

The Board undertakes an ongoing self-assessment of its collective performance, the performance of the Chairman and of its two Sub-Committees.  The assessment also considers the adequacy of the Company’s induction and continuing education processes, access to information and the support provided by the Company Secretary.

Members of the Senior Leadership Team are invited to contribute to this appraisal process.  The results and any action plans are documented together with specific performance goals which are agreed for the coming year.  The Chairman undertakes an assessment of the performance of individual Directors and meets with each Director to discuss this assessment.

Board Sub-Committees

The Board has established two Sub-Committees to assist in the execution of its duties and to allow detailed consideration of complex issues.  The current Sub-Committees of the Board are the Audit and Corporate Governance Committees.  Each is comprised entirely of non-executive Directors.  The Committee structure and membership is reviewed on an annual basis.

Each Sub-Committee has its own written Charter setting out its role and responsibilities and that of its members, its composition, structure, membership requirements and the manner in which the Sub-Committee is to operate.  Both of these Charters are reviewed on an annual basis and are available on the Company’s website.  All matters determined by the Sub-Committees are submitted to the full Board as recommendations for Board decisions.

Minutes of Sub-Committee meetings are tabled at the subsequent Board meeting.  Additional requirements for specific reporting by the Sub-Committees to the Board are addressed in the Charter of the individual Sub-Committees.

Corporate Governance Committee

The Corporate Governance Committee consists of Tommaso Bonvino (Chairman), Dr. Mervyn Cass and Benjamin Silluzio, all of whom are independent.  Details of their attendance at meetings of the Committee are set out in the Directors’ Report on page 21.  The Committee operates in accordance with its Charter which is available on the Company’s website.  The main responsibilities of the Corporate Governance Committee are to:

•             conduct an annual review of the membership of the Board, having regard to present and future needs of the Company and to make recommendations on Board composition and appointments;

•             conduct an annual review of, and conclude on the independence of, each Director;

•             propose candidates for Board vacancies;

•             oversee the annual performance assessment program;

•             oversee Board succession, including the succession of the Chairman, and review whether succession plans are in place to maintain an appropriately balanced mix of skills, experience and diversity on the Board; and

•             assess the effectiveness of the induction process.

When a new Director is to be appointed, the Committee prepares a Board skills matrix to review the range of skills, experience and expertise on the Board, and to identify its needs.  From this, the Committee prepares a short-list of candidates with appropriate skills and experience.  A number of channels are used to source candidates to ensure the Company benefits from a diverse range of individuals in the selection process.  Where necessary, advice is sought from independent search consultants.

The full Board then appoints the most suitable candidate who must stand for election at the Company’s next AGM.  The Committee’s nomination of existing Directors for reappointment is not automatic and is partly contingent on their past performance, contribution to the effective operation of the Board and the current and future needs of both the Board and Company.  The Board and the Committee are also aware of the advantages of Board renewal and succession planning.

Notices of meetings for the election of Directors comply with the ASX Corporate Governance Council’s best practice recommendations.

New Directors are provided with a letter of appointment setting out the Company’s expectations, their responsibilities, rights and the terms and conditions of their employment.  All new Directors participate in a formal induction program which covers the operation of the Board and its Sub-Committees and financial, strategic, operations and risk management issues.

Principle 3: Promote ethical and responsible decision making

Code of conduct

The Company has developed a statement of values and a Code of Conduct (the “Code”) which has been fully endorsed by the Board and applies to all Directors.  The Code is regularly reviewed and updated as necessary to ensure it reflects the highest standards of behaviour and professionalism and the practices necessary to maintain confidence in the Group’s integrity and to take into account legal obligations and reasonable expectations of the Company’s stakeholders.

In summary, the Code requires that at all times Directors and employees act with the utmost integrity, objectivity and in compliance with the letter and the spirit of the law and company policies.

The purchase and sale of Company securities by Directors and employees is governed by the Securities Trading Policy.  Such trading is not permitted during the two-month periods immediately following the end of the Company’s two financial half-years, i.e. after 31 December and 30 June of each year.  Any transactions undertaken by Directors outside of these periods must be notified to the Company Secretary in advance.

The Code requires employees who are aware of unethical practices within the Group or breaches of the Company’s Securities Trading Policy to report such breaches in compliance with the Company’s whistleblower program which can be done anonymously.

The Directors are satisfied that the Group has complied with its policies on ethical standards, including trading in the Company’s securities.

Copies of the Code and the Securities Trading Policy are available on the Company’s website.

Diversity policy

The Company values diversity and recognises the benefits it can bring to the organisation’s ability to achieve its goals.  Accordingly, the Company has developed and introduced a diversity policy which outlines its diversity objectives in relation to gender, age, cultural background, ethnicity and other factors.  It includes requirements for the Board to establish measurable objectives for achieving diversity, and for the Board to assess annually both the objectives, and the Company’s progress made in achieving them.

In accordance with the Company’s Diversity Policy and ASX Corporate Governance principles, the Board has established various objectives in relation to gender diversity.  The aim is to achieve these objectives over the coming two to three years as relevant positions become vacant and appropriately-skilled candidates are available.

The objectives set by the Board in relation to gender diversity are set out in the following table.

	Objective		Actual
Category	Number	Percentage	Number	Percentage
Number of women in whole organisation	32	50%	41	64%

Number of women in senior executive positions	2	29%	4	57%

Number of women on the Board	1	25%	0	0%

Responsibility for diversity has been included in the Board Charter and the Corporate Governance Committee Charter.

Principle 4: Safeguard integrity in financial reporting

Audit Committee

The Audit Committee consists of Dr. Malcolm Brandon (Chairman), Dr. Mervyn Cass and Benjamin Silluzio, all of whom are independent.  Details of their attendance at meetings of the Committee are set out in the Directors’ Report on page 21.  All members of the Audit Committee are financially literate and have an appropriate understanding of the industry in which the Group operates.  The Committee operates in accordance with a Charter which is available on the Company’s website.  The main responsibilities of the Audit Committee are to:

•             review, assess and approve the annual full and concise reports, the half-year financial report and all other financial information published by the Company or released to the Market;

•             assist the Board in reviewing the effectiveness of the organisation’s internal control environment covering:

•             effectiveness and efficiency of operations;

•             reliability of financial reporting; and

•             compliance with applicable laws and regulations;

•             oversee the effective operation of the Company’s risk management framework;

•             recommend to the Board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, the scope and quality of the audit and assess their performance;

•             consider the independence and competence of the external auditor on an ongoing basis;

•            review and approve the level of non-audit services provided by the Group’s external auditors and ensure that it does not adversely impact on the auditors’ independence;

•             review and monitor all related party transactions and assess their propriety; and

•             report to the Board on matters relevant to the Committee’s role and responsibilities.

In fulfilling its responsibilities, the Audit Committee:

•             receives regular reports from Management and the Company’s external auditors;

•             meets with the external auditors at least twice a year, or more frequently if necessary;

•             reviews the processes the CEO and CFO have in place to support their annual certifications to the Board;

•             reviews any significant disagreements between the auditors and Management, irrespective of whether they have been resolved; and

•             provides the external auditors with a clear line of direct communication at any time to either the Chairman of the Audit Committee or, if necessary, the Chairman of the Board.

The Audit Committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

External auditors

The Company and Audit Committee policy is to appoint external auditors who clearly demonstrate quality of service and independence.  The performance of the external auditor is reviewed annually and applications for tender of external audit services are requested as deemed appropriate, taking into consideration assessment of performance, existing value and tender costs.  PricewaterhouseCoopers (“PwC”) was appointed as the external auditor in 2009.  It is PwC’s policy to rotate audit lead engagement partners on listed companies at least every five years.

An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in the Directors’ Report and in Note 32 to the financial statements.  It is the policy of the external auditors to provide an annual declaration of their independence to the Audit Committee which is reproduced in the Company’s Annual Report.

The external auditor attends the Company’s AGM and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Principles 5 and 6: Make timely and balanced disclosures and respect the rights of shareholders

Continuous disclosure and shareholder communication

The Company has written policies and procedures on information disclosure that focus on continuous disclosure of any information concerning the Group that a reasonable person would expect to have a material effect on the price of the Company’s securities.  These policies and procedures also include the arrangements the Company has in place to promote communication with shareholders and encourage effective participation at general meetings.  A summary of these policies and procedures is available on the Company’s website.

The Company Secretary has been nominated as the person responsible for communications with the Australian Securities Exchange (“ASX”).  This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

All information disclosed to the ASX is posted on the Company’s website as soon as it is disclosed to the ASX.  When analysts are briefed on aspects of the Group’s operations, the material used in the presentation is released to the ASX and posted on the Company’s website.  Procedures have also been established for reviewing whether any price sensitive information has been inadvertently disclosed and, if so, this information is also immediately released to the Market.

The Company’s website also enables users to provide feedback and has an option for shareholders to register their email address for direct email updates on Company matters.

All shareholders are entitled to receive a hard copy of the Company’s Annual and Half-Year Reports which are also available for download on its website.

Principle 7: Recognise and manage risk

The Board is responsible for satisfying itself annually, or more frequently as required, that Management has developed and implemented a sound system of risk management and internal control.  Detailed work on this task is delegated to the Audit Committee and reviewed by the full Board.

The Audit Committee is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems.  They monitor the Company’s risk management by overseeing Management’s actions in the evaluation, management, monitoring and reporting of material operational, financial, compliance and strategic risks.  In providing this oversight, the Committee:

•             reviews the framework and methodology for risk identification, the degree of risk the Company is willing to accept, the management of risk and the processes for auditing and evaluating the Company’s risk management system;

•             reviews Group-wide objectives in the context of the abovementioned categories of corporate risk;

•             reviews and, where necessary, approves guidelines and policies governing the identification, assessment and management of the Company’s exposure to risk;

•             reviews and approves the delegations of financial authorities and addresses any need to update these authorities on an annual basis; and

•             reviews compliance with agreed policies.

The Committee recommends any actions it deems appropriate to the Board for its consideration.

Management is responsible for designing, implementing and reporting on the adequacy of the Company’s risk management and internal control system and has to report to the Audit Committee on the effectiveness of:

•             the risk management and internal control system during the year; and

•             the Company’s management of its material business risks.

Risk management group

The Company’s risk management policies and the operation of the risk management and compliance system are managed by the Company’s risk management group which consists of selected senior executives and is chaired by the CFO.  The Board receives reports from this group as to the effectiveness of the Company’s management of material risks that may impede or impact on the Company’s ability to meet its business objectives.

Each of the Company’s business units report to the risk management group on the key business risks applicable to their respective areas.  The review is undertaken by business unit management.  The risk management group then consolidates the business unit reports and recommends any actions to the Board for its consideration.

Corporate reporting

In complying with recommendation 7.3, the CEO and CFO make the following annual certifications to the Board:

•             that the Company’s financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and the Group and are in accordance with relevant accounting standards; and

•             that the above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board and that the Company’s risk management and internal compliance and control is operating efficiently and effectively in all material respects in relation to financial reporting risks.

Principle 8: Remunerate fairly and responsibly

All matters pertaining to remuneration of Company Directors and employees are overseen and managed by the Corporate Governance Committee (refer above).  Committee members receive regular briefings from an external remuneration expert on recent developments on remuneration and related matters.

Each member of the Senior Leadership Team signs a formal employment contract at the time of their appointment covering a range of matters including their duties, rights, responsibilities and any entitlements on termination.  The standard contract refers to a specific formal job description.  This job description is reviewed by the Corporate Governance Committee on a regular basis and, where necessary, is revised in consultation with the relevant employee.

Further information on Directors’ and Executives’ remuneration, including principles used to determine remuneration, is set out in the Directors’ Report under the heading “Remuneration Report”.  In accordance with Group policy, participants in equity-based remuneration plans are not permitted to enter into any transactions that would limit the economic risk of options or other unvested entitlements.

The Committee also assumes responsibility for overseeing management succession planning, including the implementation of appropriate executive development programs and ensuring adequate arrangements are in place, so that appropriate candidates are recruited for later promotion to senior positions.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 30 June 2013

		Consolidated
		2013	2012
	Notes	$	$
Revenue from continuing operations — genetic testing services		3,377,183	3,691,215
Less: cost of sales	4	(1,945,467)	(1,948,625)
Gross profit from continuing operations — genetic testing services		1,431,716	1,742,590
Other revenue	5	5,002,354	3,136,406
Gain on deconsolidation of subsidiary	6	—	5,113,175
Selling and marketing expenses		(5,266,818)	(4,384,184)
General and administrative expenses		(4,413,782)	(5,608,038)
Licensing, patent and legal costs		(2,399,824)	(1,267,838)
Laboratory and research and development costs		(3,462,466)	(4,029,369)
Finance costs		(38,968)	(45,217)
Share of net loss of associate accounted for using the equity method	34	(437,185)	(132,037)
Other income and expenses	8	235,490	177,684
Loss from continuing operations before income tax expense		(9,349,483)	(5,296,828)
Income tax expense	10	—	—
Loss for the year		(9,349,483)	(5,296,828)
Other comprehensive profit / (loss)
Items that may be reclassified to profit or loss
Exchange gains / (losses) on translation of controlled foreign operations	23	9,347	(6,818)
Exchange gains / (losses) on translation of non-controlled foreign operations	25	17,073	(296)
Other comprehensive profit / (loss) for the year, net of tax		26,420	(7,114)
Total comprehensive loss for the year		(9,323,063)	(5,303,942)

Profit loss for the year is attributable to:
Owners of Genetic Technologies Limited		(9,298,367)	(5,287,523)
Non-controlling interests	25	(51,116)	(9,305)
Total loss for the year		(9,349,483)	(5,296,828)

Total comprehensive loss for the year is attributable to:
Owners of Genetic Technologies Limited		(9,289,020)	(5,294,341)
Non-controlling interests	25	(34,043)	(9,601)
Total comprehensive loss for the year		(9,323,063)	(5,303,942)

Loss per share attributable to owners of the Company and from continuing operations:
Basic loss per share (cents per share)	9	(1.97)	(1.15)
Diluted loss per share (cents per share)	9	(1.97)	(1.15)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET

As at 30 June 2013

		Consolidated
		2013	2012
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents	11	1,721,293	8,900,235
Trade and other receivables	12	328,642	495,975
Prepayments and other assets	13	398,185	536,125
Performance bond and deposits	14	209,296	17,460
Total current assets		2,657,416	9,949,795

Non-current assets
Investments accounted for using the equity method	15	3,932,384	4,414,914
Property, plant and equipment	16	423,168	642,918
Intangible assets and goodwill	17	1,306,559	1,434,124
Total non-current assets		5,662,111	6,491,956
Total assets		8,319,527	16,441,751
LIABILITIES
Current liabilities
Trade and other payables	18	1,375,536	905,772
Interest-bearing liabilities	19	—	17,748
Deferred revenue	20	320,781	266,646
Provisions	21	768,699	740,402
Total current liabilities		2,465,016	1,930,568

Non-current liabilities
Provisions	21	96,224	108,541
Total non-current liabilities		96,224	108,541
Total liabilities		2,561,240	2,039,109
Net assets		5,758,287	14,402,642

EQUITY
Contributed equity	22	83,735,845	83,280,142
Reserves	23	3,951,771	3,719,419
Accumulated losses	24	(82,049,916)	(72,751,549)
Parent entity interest		5,637,700	14,248,012
Non-controlling interests	25	120,587	154,630
Total equity		5,758,287	14,402,642

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 30 June 2013

		Consolidated
		2013	2012
	Notes	$	$
Cash flows from / (used in) operating activities
Receipts from customers		8,460,774	6,300,410
Payments to suppliers and employees		(16,213,984)	(14,481,226)
Interest received		275,399	551,859
Interest and finance charges paid		(38,968)	(45,217)
Net cash flows from / (used in) operating activities	11	(7,516,779)	(7,674,174)
Cash flows from / (used in) investing activities
Proceeds from the sale of plant and equipment		1,201	31,455
Purchases of plant and equipment		(53,611)	(76,314)
Proceeds from the sale of shares in associate		46,951	20
Purchase of shares in subsidiary		—	(10)
Advance to associate		(173,193)	—
Loans repaid by associate		—	537,026
Net cash flows from / (used in) investing activities		(178,652)	492,177
Cash flows from / (used in) financing activities
Net proceeds from the issue of shares		481,500	10,902,037
Equity transaction costs		(25,797)	—
Proceeds from borrowings		—	1,000,000
Repayment of borrowings		—	(1,000,837)
Repayment of hire purchase principal		(17,748)	(50,130)
Net cash flows from / (used in) financing activities		437,955	10,851,070
Net increase / (decrease) in cash and cash equivalents		(7,257,476)	3,669,073
Cash and cash equivalents at beginning of year		8,900,235	5,104,667
Net foreign exchange difference		78,534	126,495
Cash and cash equivalents at end of year	11	1,721,293	8,900,235

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2013

	Attributable to Members of Genetic Technologies Limited				Non-
	Contributed equity	Reserves	Accumulated losses	Parent interests	controlling interests	Total equity
Consolidated	$	$	$	$	$	$
Balance at 30 June 2011	72,378,105	1,697,914	(67,464,026)	6,611,993	202,002	6,813,995
Loss for the year	—	—	(5,287,523)	(5,287,523)	(9,601)	(5,297,124)
Other comprehensive loss	—	(6,818)	—	(6,818)	—	(6,818)
Total comprehensive loss	—	(6,818)	(5,287,523)	(5,294,341)	(9,601)	(5,303,942)
Transactions with owners in their capacity as owners
Contributions of equity (net)	10,902,037	—	—	10,902,037	—	10,902,037
Share-based payments	—	2,028,323	—	2,028,323	—	2,028,323
Reversal of share of issued capital	—	—	—	—	(37,771)	(37,771)
	10,902,037	2,028,323	—	12,930,360	(37,771)	12,892,589
Balance at 30 June 2012	83,280,142	3,719,419	(72,751,549)	14,248,012	154,630	14,402,642
Loss for the year	—	—	(9,298,367)	(9,298,367)	(51,116)	(9,349,483)
Other comprehensive loss	—	9,347	—	9,347	17,073	26,420
Total comprehensive income / (loss)	—	9,347	(9,298,367)	(9,289,020)	(34,043)	(9,323,063)
Transactions with owners in their capacity as owners
Contributions of equity (net)	455,703	—	—	455,703	—	455,703
Share-based payments	—	223,005	—	223,005	—	223,005
	455,703	223,005	—	678,708	—	678,708
Balance at 30 June 2013	83,735,845	3,951,771	(82,049,916)	5,637,700	120,587	5,758,287

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2013

1.                  CORPORATE INFORMATION

The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended 30 June 2013 was authorised for issue in accordance with a resolution of the Directors dated 27 September 2013.  Genetic Technologies Limited is incorporated in Australia and is a company limited by shares.  The Directors have the power to amend and reissue the financial statements.

The Company’s ordinary shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the NASDAQ Capital Market under the ticker GENE.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)             Basis of preparation

This general purpose Financial Report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

Compliance with IFRS

The Financial Report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Historical cost convention

These financial statements have been prepared under the historical cost convention.

Critical accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates.  It also requires Management to exercise its judgement in the process of applying the Group’s accounting policies.  The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are critical to the financial statements, are disclosed in Note 3.

Revenue from the sale of the BREVAGen™ test

During the financial year ended 30 June 2012, the Company generated the first sales of its BREVAGen™ test.  Whilst not material to the overall result, in accordance with revenue recognition principles, due to the relatively limited numbers of tests sold in that first year of launch, the income generated from these sales was recorded on a cash basis.  Effective 1 January 2013, significant changes in the US reimbursement system have impacted (positively) on the amounts the Company has since received for the BREVAGen™ tests it performs.  However, given the relatively short period of time since this change, a reliable estimate of the amount of revenue expected to be received in respect of each BREVAGen™ test cannot yet be made in accordance with AASB 118 Revenue (IAS 18).  Accordingly, the sales received during the financial year ended 30 June 2013 were also recorded on a cash basis.

Going concern

During the 2013 financial year, the Company incurred a total comprehensive loss after income tax of $9,323,063 (2012: $5,303,942) and net cash outflows from operations of $7,516,779 (2012: $7,674,714).  As at 30 June 2013, the Company held cash reserves of $1,721,293 and had net current assets of $192,400.

Subsequent to balance date, the Company raised a total of $3,000,000 via the placement of 41,666,667 ordinary shares at an issue price of $0.072 per share.  As at the date of this Report, the Company held cash reserves of approximately $2,350,000.

As at the date of this Report, a further $1,350,500 had been received by the Company under a Share Purchase Plan (“Plan”) to eligible shareholders which is scheduled to close on 26 September 2013.  This amount, when added to the amount that is likely to be contributed by the Underwriters of the Plan or their nominees, should result in the Company receiving at least $3,000,000, before the payment of associated costs.  At the issue price of $0.072 per share, this amount will result in the issue of a further 41,666,667 ordinary shares in the Company.

The Company proposes to raise additional funds via the issue of a US$5,000,000 convertible note (subject to shareholder approval which will be sought at an Extraordinary General Meeting on 23 October 2013).

The continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due are dependent upon the consolidated entity being successful in one or more of the following events:

•             Fundraising from the issue of further new shares in the Company and/or the sale of non-core or surplus assets;

•             Obtaining shareholder approval for, and successfully completing the proposed raising of, debt funds via the issue of the US$5,000,000 convertible note;

•             Increasing sales of genetic tests, including the BREVAGenTM test in the USA and potentially Europe;

•             Generating additional funds from the granting of further “non-coding” licenses as part of the Company’s out-licensing and assertion programs, and;

•             Cost containment strategies which are currently in progress.

As a result of these matters, there is a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.  However, the Directors believe that the Company will be successful in the above matters and, accordingly, have prepared the financial report on a going concern basis.

(b)             New accounting standards and interpretations

In respect of the year ended 30 June 2013, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material affect on the disclosure in these financial statements.  There has been no effect on the profit and loss or the financial position of the Group.  Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2013 reporting periods.

The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.

•             IFRS 9 / (AASB 9) Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9, AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) and AASB 2012-6 Amendments to Australian Accounting Standards - Mandatory Effective Date of AASB 9 and Transition Disclosures (effective for annual reporting periods beginning on or after 1 January 2015)

IFRS 9 / (AASB 9) Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities.  The standard is not applicable until 1 January 2015 but is available for early adoption.  When adopted, the standard will affect in particular the Group’s accounting for its available-for-sale financial assets, since IFRS 9 / (AASB 9) only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading.  Fair value gains and losses on available-for-sale debt investments will therefore have to be recognised directly in profit or loss.  There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated as at fair value through profit or loss and the Group does not have any such liabilities.  The derecognition rules have been transferred from IAS 39 / (AASB 139) Financial Instruments: Recognition and Measurement and have not been changed.  The Group has not yet decided when to adopt IFRS 9 / (AASB 9).

•             IFRS 10 / (AASB 10) Consolidated Financial Statements, IFRS 11 / (AASB 11) Joint Arrangements, IFRS 12 / (AASB 12) Disclosure of Interests in Other Entities, revised IAS 27 / (AASB) 127 Separate Financial Statements and IAS 28 / (AASB 128) Investments in Associates and Joint Ventures, AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards and AASB 2012-10 Amendments to Australian Accounting Standards - Transition guidance  and other Amendments (effective 1 January 2013)

In August 2011, the AASB issued a suite of five new and amended standards which address the accounting for joint arrangements, consolidated financial statements and associated disclosures.

AASB 10 replaces all of the guidance on control and consolidation in IAS7 / AASB 127 Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation - Special Purpose Entities.  The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation.  However, the standard introduces a single definition of control that applies to all entities.  It focuses on the need to have both power and rights or exposure to variable returns before control is present.  Power is the current ability to direct the activities that significantly influence returns.  Returns must vary and can be positive, negative or both.  There is also new guidance on participating and protective rights and on agent/principal relationships.  The Group is still evaluating the effect the new standard will have on its composition.

IFRS 12 / (AASB 12) sets out the required disclosures for entities reporting under the two new standards, IFRS 10 / (AASB 10) and IFRS 11 / (AASB 11), and replaces the disclosure requirements currently found in IAS 28 / (AASB 128).  Application of this standard by the Group will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group’s investments.

Amendments to IAS 28 / (AASB 128) provide clarification that an entity continues to apply the equity method and does not remeasure its retained interest as part of ownership changes where a joint venture becomes an associate, and vice versa.  The amendments also introduce a “partial disposal” concept.  As the Group is not party to any joint arrangements, this standard will not have any impact on its financial statements.  The Group will adopt the new standards before their operative date and would therefore be applied in the financial statements for the reporting period ending 30 June 2014.

•             IFRS 13 / (AASB 13) Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13(effective 1 January 2013)

IFRS 13 / (AASB 13) was released in September 2011.  It explains how to measure fair value and aims to enhance fair value disclosures.  The Group does not use fair value measurements extensively.  It is therefore unlikely that the new rules will have a significant impact on any of the amounts recognised in the financial statements.  However, application of the new standard will impact the type of information disclosed in the notes to the financial statements.  The Group will adopt the new standard before its operative date, which means that it would be first applied in the annual reporting period ending 30 June 2014.

•             AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements (effective 1 July 2013)

In July 2011, the AASB decided to remove the individual key management personnel (KMP) disclosure requirements from AASB 124 Related Party Disclosures, to achieve consistency with the international equivalent standard and remove a duplication of the requirements with the Corporations Act 2001.  While this will reduce the disclosures that are currently required in the notes to the financial statements, it will not affect any of the amounts recognised in the financial statements.  The amendments apply from 1 July 2013 and cannot be adopted early.  The Corporations Act requirements in relation to remuneration reports will remain unchanged for now, but these requirements are currently subject to review and may also be revised in the near future.

•             Improvements to IFRS (2009-2011 project cycle) / (AASB 2012-5 Amendments to Australian Accounting Standard arising from Annual Improvements 2009-2011 cycle) (effective for annual periods beginning on or after 1 January 2013)

In June 2012, the AASB approved a number of amendments to Australian Accounting Standards as a result of the 2009-2011 annual improvements project.  The Group will apply the amendments from 1 July 2013.  The Group does not expect that any adjustments will be necessary as the result of applying the revised rules.

•             Revised IAS 19 / (AASB 119) Employee Benefits, AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119 (September 2011) and AASB 2011-11  Amendments to AASB 119 (September 2011) arising from Reduced Disclosure Requirements  (effective 1 January 2013)

In June 2011 (AASB: September 2011), the IAS / (AASB) released a revised standard on accounting for employee benefits.  It requires the recognition of all remeasurements of defined benefit liabilities/assets immediately in other comprehensive income (removal of the so-called “corridor” method) and the calculation of a net interest expense or income by applying the discount rate to the net defined benefit liability or asset.  This replaces the expected return on plan assets that is currently included in profit or loss.  The standard also introduces a number of additional disclosures for defined benefit liabilities/assets and could affect the timing of the recognition of termination benefits.  The amendments will have to be implemented retrospectively.  The Group is still evaluating the impact of the new standard on its financial statements.  The Group will adopt the new standard when it becomes operative, being from 1 July 2013.

•             AASB 2012-3 Amendments to AASB 136 Recoverable Amount Disclosures for Non-Financial Assets (effective 1 January 2014)

The AASB has made small changes to some of the disclosures that are required under AASB 136 Impairment of Assets. These may result in additional disclosures if the Group recognises an impairment loss or the reversal of an impairment loss during the period.  They will not affect any of the amounts recognised in the financial statements.  The Group intends to apply the amendment from 1 July 2014.

There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

(c)              Principles of consolidation

Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Genetic Technologies Limited (the “Company” or “Parent Entity”) as at 30 June 2013 and the results of all subsidiaries for the year then ended.  Genetic Technologies Limited and its subsidiaries together are referred to in this Financial Report as the “Group” or the “Consolidated Entity”.

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Group.  They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains / losses on transactions between Group companies are eliminated.  Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the Group’s policies.  Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, consolidated balance sheet and consolidated statement of changes in equity, respectively.

Associates

Associates are all entities over which the Group has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights.  Investments in associates are accounted for using the equity method of accounting, after initially being recognised at fair market value.  The Group’s investment in associates is detailed in Note 34.

The Group’s share of its associate’s post-acquisition profits or losses is recognised in profit or loss and its share of post-acquisition other comprehensive income is recognised in other comprehensive income.  The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.  Dividends receivable from associates are recognised as a reduction in the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates.  Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.  Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group.  A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary.  Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of Genetic Technologies Limited.

When the Group ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss.  The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, jointly controlled entity or financial asset.  In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities.  This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.  If the ownership interest in a jointly-controlled entity or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

(d)             Foreign currency translation

The functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD).  Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction.  Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.  All differences are taken to the statement of comprehensive income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined.  The functional currencies of the Company’s five overseas subsidiaries are as follows:

Gtech International Resources Limited — Canadian dollars (CAD)

Genetic Technologies (Beijing) Limited — Chinese yuan (CNY)

GeneType AG — Swiss francs (CHF)

GeneType Corporation — United States dollars (USD)

Phenogen Sciences Inc. — United States dollars (USD)

As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income is translated at the weighted average exchange rates for the period.  The exchange differences arising on the retranslation are taken directly to a separate component of equity.  On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the statement of comprehensive income.

(e)              Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.  The chief operating decision maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Chief Executive Officer.

(f)               Earnings per share (“EPS”)

Basic EPS is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.  Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(g)             Parent entity financial information

The financial information for the parent entity, Genetic Technologies Limited, as disclosed in Note 35, has been prepared on the same basis as the consolidated financial statements, except that investments in subsidiaries are accounted for at cost in the financial statements of Genetic Technologies Limited.  Loans to subsidiaries are written down to their recoverable value as at balance date.

(h)             Revenue recognition

Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured.  Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax.  The following recognition criteria must also be met before revenue is recognised:

Revenue from the sale of the BREVAGen™ test

Refer Note 2(a) for details of the policy being adopted by the Group in relation to the recognition of revenue from the sale of the Company’s BREVAGen™ test.

Rendering of services

Revenues from the rendering of services are recognised when the services are provided and the fee for the services provided is recoverable.  Service arrangements are of short duration (in most cases less than three months).

License fees, royalties and annuities received

The Company licenses the use of its patented genetic technologies.  License fee income is recorded on the execution of a binding agreement where the Group has no future obligations, it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.  The Group does not grant refunds to its customers.  Refer also to Note 2(x).  Royalties and annuities arising from the above licenses are recognised when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company and collection is reasonably assured.

Interest received

Revenue is recognised as the interest accrues using the effective interest method.  Interest charged on loans to related parties is charged on commercial and arm’s-length terms and conditions.

(i)                Share-based payment transactions

The Group provides benefits to Group employees in the form of share-based payment transactions, whereby employees render services and receive rights over shares (“equity-settled transactions”).  There is currently an Employee Option Plan in place to provide these benefits to executives and employees and the cost of these transactions is measured by reference to the fair value at the date they are granted.

The fair value of options granted is determined by Cape Leveque Securities Pty. Ltd., an independent valuer, using a Black-Scholes option pricing model.  Cape Leveque Securities Pty. Ltd. has consented to having its name included in this Report.  In valuing equity-settled transactions, no account is taken of any non-market performance conditions.  The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the relevant vesting conditions are fulfilled, ending on the date the relevant employees become entitled to the award (“vesting date”).  The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest.  This opinion is formed based on the best information available at balance date.

The Group uses non-market vesting conditions for its share-based payment transactions and no cumulative expense is recognised for any awards that do not ultimately vest.  Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified.  In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as at the date of modification.  Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.  The Company’s policy is to treat the options of terminated employees as forfeitures.

(j)                Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.  Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.  Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.  Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.  Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.  Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity.  In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

Tax consolidation legislation

Genetic Technologies Limited (“GTG”) and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation.  The head entity, GTG, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts.  These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, GTG also recognises the current tax assets / liabilities and the deferred tax assets arising from unused tax losses and tax credits assumed from subsidiaries in the tax consolidated group.  Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.  Details about the tax funding agreement are disclosed in Note 10.  Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries.

(k)             Other taxes

Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (GST) except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included.  The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.  Cash flows are included in the cash flow statement on a gross basis and the GST component arising from investing and financing activities, which is recoverable from / payable to the taxation authority, are classified as operating cash flows.

(l)                Withholding tax

The Group generates revenues from the granting of licenses to parties resident in overseas countries.  Such revenues may, in certain circumstances, be subject to the deduction of local withholding tax.  In such cases, revenues are recorded net of any withholding tax deducted.

(m)         Finance costs

Finance costs are recognised using the effective interest rate method.

(n)             Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of six months or less.  For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.  Cash at bank earns interest at floating rates based on daily bank deposit rates.  Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

(o)             Trade and other receivables

Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.  An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired.  Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due.  The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.  Details regarding interest rate and credit risk of current receivables are disclosed in Note 36.

(p)             Inventories

Inventories principally comprise laboratory and other supplies and are valued at the lower of cost and net realisable value.  Inventory costs are recognised as the purchase price of items from suppliers plus freight inwards and any applicable landing charges.  Costs are assigned on the basis of weighted average cost.

(q)            Performance bonds and deposits

Performance bonds and deposits include cash deposits held as security for the performance of certain contractual obligations.

(r)              Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.  Depreciation is calculated on either a straight-line or diminishing value basis over the estimated useful life of the respective asset as follows:

Laboratory equipment — 3 to 5 years

Computer equipment — 2 to 5 years

Office equipment — 2 to 5 years

Equipment under hire purchase — 3 years

Leasehold improvements — lease term, being between 1 and 5 years

Costs relating to day-to-day servicing of any item of property, plant and equipment are recognised in profit or loss as incurred.  The cost of replacing larger parts of some items of property, plant and equipment are capitalised when incurred and depreciated over the period until their next scheduled replacement, with the replacement parts being subsequently written off.

(s)               Intangible assets

Patents

Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortised on a straight-line basis over their useful lives, being from 5 to 10 years.  External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred.

Research and development costs

Costs relating to research and development activities are expensed as incurred.  An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.  To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured.

(t)                Goodwill

Goodwill on acquisition is initially measured at cost, being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.  Following its initial recognition, goodwill is measured at cost less any accumulated impairment losses.  Goodwill is not amortised.

Goodwill is reviewed for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.  Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.  Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.  Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.  Each unit or group of units to which the goodwill is so allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes and is not larger than an operating segment in accordance with IFRS 8 (AASB 8) Operating Segments.

(u)             Impairment of assets (other than goodwill)

The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, the Group makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value.  In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount, in which case the impairment loss is treated as a revaluation decrease.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated.  A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.  If so, the carrying amount of the asset is increased to its recoverable amount.  The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.  Such reversal is recognised in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase.  After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(v)             Trade and other payables

Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.  Trade payables and other payables generally have terms of between 30 and 60 days.

(w)           Leases and hire purchase agreements

Finance leases and hire purchase agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the financed item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognised as an expense in profit or loss.  Capitalised leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement.  Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term.

(x)             Deferred revenue

License revenues and annuities

License revenues received in respect of future accounting periods are deferred until the Company has fulfilled its obligations under the terms of the agreement.  Where deferred revenue relates to a license agreement with a specific term but the Company has no future performance obligations, the revenue is recognised on a straight-line accruals basis over the term in accordance with the substance of the agreements.  Where revenue has been deferred because the Company has future performance obligations, revenue is recognised as the Company’s performance obligations are satisfied.

Where a license agreement provides for the payment of regular annuities to the Company and the licensee has the right to terminate the agreement prior to the payment of those annuities with no penalty, the Company does not recognise revenue until such time as the associated cash payments are received, as it is not considered probable that the benefits of the transaction will flow to the Company until the cash collection is made.  Where such annuities are paid in advance, the revenue is allocated on a pro-rata basis with the balance being reflected in the balance sheet as a deferred revenue liability.

Genetic testing revenues

The Company operates facilities which provide genetic testing services.  The Company recognises revenue from the provision of these services when the services have been completed.  Fees received in advance of the testing process are deferred until such time as the Company completes its performance obligations.

Grant revenues

Grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with.  When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.  When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the statement of comprehensive income over the expected useful life of the relevant asset by equal annual instalments.

(y)             Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date.  These benefits include wages and salaries, annual leave and long service leave.  Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.  All other employee benefit liabilities are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date using the projected unit credit method.  Expenses for non-accumulating sick leave are recognised when the leave is taken during the year and are measured at rates paid or payable.

In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.  Employee benefits expenses and revenues arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave and other leave benefits and other types of employee benefits are recognised against profits on a net basis in their respective categories.

(z)              Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(aa)      Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company.  Transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the proceeds received.  The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees (refer Note 29).

(ab)      Business combinations

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired.  The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group.  The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary.  All costs relating to acquisitions are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.  On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill.  If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange.  The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

3.                  CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

(a)             Critical accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events.  The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below.

Impairment of intangible assets and goodwill

The Group determines whether intangible assets, including goodwill, are impaired on at least a bi-annual basis, in accordance with the accounting policies stated in Notes 2(s) and 2(t).  This process requires an estimation to be made of the recoverable amount of the cash-generating units to which the respective assets are allocated.

Carrying value of investment in ImmunAid Limited

As at 30 June 2013, the Company’s investment in its associate ImmunAid Limited (“ImmunAid”) had a carrying value in its balance sheet of $3,932,384.  This investment is carried at the lower of its carrying amount and its recoverable amount, which is the higher of value in use and fair value less costs to sell.  As at 30 June 2013, the Company considered the net trading loss of the investment to be indicative of an impairment trigger and has tested its carrying value for impairment.

The Company has not recognised any impairment in the investment based of its assessment that, as at 30 June 2013, its fair value less costs to sell exceeds its carrying value.  In April 2012, ImmunAid issued shares to new investors at a price in excess of the current per share carrying value of the investment.  In addition, the Company noted that ImmunAid was recently allowed an exclusive US patent, which was positively received by the Market.  Taking these events in aggregate, the Company has concluded that there is no impairment in the investment for the year ended 30 June 2013.

Income and withholding taxes

The Group is subject to income and withholding taxes in both Australia and jurisdictions where it has foreign operations.  There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current, deferred and withholding tax provisions in the period in which such determination is made (refer Notes 2(j), 2(k) and 2(l)).  In addition, the Group has considered the recognition of deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilised.  However, utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped (refer Note 10).

Share-based payments transactions

The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted.  The fair value is determined by an independent valuer using a Black-Scholes options pricing model.

Useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as lease terms (for leased equipment) and patent terms (for patents).  In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life and adjustments to useful lives are made when considered necessary.

(b)             Critical judgements in applying the entity’s accounting policies

Research and development costs

An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured.  In addition to the costs incurred by the Company’s research and development group, costs of clinical and other trials are also included.  The costs of research and development are expensed in full in the period in which they are incurred.  The Group will only capitalise its development expenses when specific milestones are met and when the Group is able to demonstrate that future economic benefits are probable.

4.                  COST OF SALES

	Consolidated
	2013	2012
	$	$
Inventories used	823,139	859,206
Direct labour costs	785,722	864,286
Depreciation expense	173,300	230,349
Inventories written off / (back)	163,306	(5,216)
Total cost of sales	1,945,467	1,948,625

5.                  OTHER REVENUE

	Consolidated
	2013	2012
	$	$
License fees received	3,579,677	1,189,170
Royalties and annuities received	1,205,236	1,337,429
Interest revenue	217,441	609,807
Total other revenue	5,002,354	3,136,406

6.                  GAIN ON DECONSOLIDATION OF SUBSIDIARY

Recognition of investment in associate (Note 34)	—	4,546,951
Removal of net assets of associate on loss of control of a subsidiary	—	528,433
Removal of non-controlling interests (Note 25)	—	37,771
Profit received from sale of shares in associate	—	20
Total gain on deconsolidation of subsidiary	—	5,113,175

Note:        During the year ended 30 June 2012, the Group deconsolidated its former subsidiary, ImmunAid Limited (refer Note 27).  As a result, the net assets and non-controlling interest of the formerly-consolidated subsidiary were derecognised from the Group at the carrying amounts on the date that control was lost.  The retained equity interest has been recorded as an investment in associate in accordance with Note 2(c) at its fair value, as described in Note 3(a).

7.                  EXPENSES

Amortisation of intangible assets	127,565	181,048
Depreciation of fixed assets	97,444	150,547
Employee benefits expenses	6,938,342	8,194,251
Operating lease expenses	369,254	354,958
Research and development expenses	573,377	892,274
Net impairment of intangible assets	—	104,338

8.                  OTHER INCOME AND EXPENSES

Net foreign exchange gains	46,264	141,364
Net profit / (loss) on disposal of plant and equipment	(1,416)	31,455
Management fees received	8,000	4,875
Research and development tax credit	181,036	—
Net profit on disposal of investments accounted for using the equity method	1,606	—
Loss on disposal of shares in subsidiary (Notes 27 and 32)	—	(10)
Total other income and expenses	235,490	177,684

9.                  LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

	2013	2012
	$	$
Loss for the year attributable to the owners of Genetic Technologies Limited	(9,298,367)	(5,287,523)
Weighted average number of ordinary shares used in calculating loss per share	472,084,970	460,402,869

Note:        None of the 9,525,000 (2012: 20,125,000) options over the Company’s ordinary shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share.

10.           INCOME TAX

	Consolidated
	2013	2012
	$	$
Reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(9,349,483)	(5,296,828)
Tax at the Australian tax rate of 30% (2012: 30%)	(2,804,845)	(1,589,048)
Tax effect amounts which are not deductible / (taxable) in calculating taxable income
Net impairment losses and other write-downs	54,883	31,301
Share-based payments expense	66,902	608,497
Share of net loss of associate accounted for using the equity method	131,156	39,611
Capital raising expenses	(48,328)	(48,328)
Gain on deconsolidation of subsidiary	—	(1,533,953)
Research and development tax incentive	(54,311)	—
Withholding tax expense	20,330	19,753
Other non-deductible items	6,869	4,980
	(2,627,344)	(2,467,187)
Tax effect of adjustments relating to temporary differences
Amortisation and depreciation expenses	46,701	25,557
Net movements in provisions	4,794	26,111
Settlement proceeds from Applera Corporation	(134,757)	(131,134)
Adjustment for amended tax returns of prior periods	1,159,185	1,264,668
Tax losses utilised	—	—
Tax losses not recognised	1,551,421	1,281,985
Income tax expense	—	—
Deferred tax assets
Deferred revenue	96,234	79,994
Applera settlement	350,002	484,759
Intangible assets	2,404,695	2,099,763
Doubtful debts	64,286	26,635
Provisions	259,477	254,683
Other	52,553	—
Total deferred tax assets	3,227,247	2,945,834
Deferred tax assets on temporary differences not brought to account	(3,227,247)	(2,945,834)
Total net deferred tax assets	—	—
Tax losses
Unused tax losses for which no deferred tax asset has been recognised	41,135,676	35,964,273
Potential tax benefit @ 30%	12,340,703	10,789,282

Subject to the Group continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

As at balance date, there are unrecognised tax losses with a benefit of approximately $12,340,703 (2012: $10,789,282) that have not been recognised as a deferred tax asset to the Group.  These unrecognised deferred tax assets will only be obtained if:

(a)             The Group companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realised;

(b)             The Group companies continue to comply with the conditions for deductibility imposed by the law; and

(c)              No changes in tax legislation adversely affect the Group companies from realising the benefit.

Tax consolidation legislation

Genetic Technologies Limited and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as from 1 July 2003.  The accounting policy in relation to this legislation is set out in Note 2(j).

The entities in the tax consolidated group have entered into a Tax Sharing Agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly-owned entities in the case of a default by the head entity, Genetic Technologies Limited.

The entities have also entered into a Tax Funding Agreement under which the wholly-owned entities fully compensate Genetic Technologies Limited for any current tax payable assumed and are compensated by Genetic Technologies Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Genetic Technologies Limited under the tax consolidation legislation.  The funding amounts are determined by reference to the amounts recognised in the respective subsidiaries’ financial statements.

The amounts receivable or payable under the Tax Funding Agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year.

As at 30 June 2013, there are no unrecognised temporary differences associated with the Group’s investments in subsidiaries, as the Group has no liability for additional taxation should unremitted earnings be remitted (2012: $nil).

11.           CASH AND CASH EQUIVALENTS

	Consolidated
	2013	2012
	$	$
Reconciliation of cash and cash equivalents
Cash at bank and on hand	1,721,293	2,380,114
Short-term deposits	—	6,520,121
Total cash and cash equivalents	1,721,293	8,900,235
Reconciliation of loss for the year
Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows:
Loss for the year after income tax	(9,349,483)	(5,296,828)
Adjust for non-cash items
Amortisation and depreciation expenses	398,309	561,944
Share-based payments expense	223,005	2,028,323
Net impairment losses and other write-downs	—	104,338
Share of loss of associate	437,185	132,037
Loss on disposal of shares in subsidiary	—	10
Fair value gain on deconsolidation of subsidiary	—	(5,113,175)
Provision for advance to associate	173,193	—
Net (profit) / loss on disposal of plant and equipment	1,416	(31,455)
Net foreign exchange (gains) / losses	(52,114)	(141,365)
Net (profit) / loss on disposal of shares in associate	(1,606)	—
Adjust for changes in assets and liabilities
(Increase) / decrease in trade and other receivables	167,333	178,394
(Increase) / decrease in prepayments and other assets	137,940	(62,466)
(Increase) / decrease in performance bonds and deposits	(191,836)	(14,811)
Increase / (decrease) in trade and other payables	469,764	(209,256)
Increase / (decrease) in deferred revenue	54,135	103,100
Increase / (decrease) in provisions	15,980	87,036
Net cash flows from / (used in) operating activities	(7,516,779)	(7,674,174)

Non-cash activities

There were no non-cash activities during the 2013 financial year.

	Consolidated
	2013	2012
	$	$
Financing facilities available
As at 30 June 2013, the following financing facilities had been negotiated and were available:
Total facilities
Hire purchase facility	—	2,500,000
Credit cards	215,603	199,208
Facilities used as at reporting date
Hire purchase facility	—	(17,748)
Credit cards	(60,918)	(15,861)
Facilities unused as at reporting date
Hire purchase facility	—	2,482,252
Credit cards	154,685	183,347

12.           TRADE AND OTHER RECEIVABLES (CURRENT)

Trade receivables	513,633	474,843
Less: provision for doubtful debts	(214,285)	(88,783)
Net trade receivables	299,348	386,060
Accrued interest	—	57,948
Other receivables	29,294	51,967
Total net current trade and other receivables	328,642	495,975

Note:        Trade and other receivables for the Group include amounts due in US dollars of USD 42,140 (2012: USD 61,336) and European euros of EUR 90,000 (2012: EUR 90,000).

Refer Note 36 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

13.            PREPAYMENTS AND OTHER ASSETS (CURRENT)

Prepayments	184,394	219,409
Inventories at the lower of cost and net realisable value	213,791	316,716
Total current prepayments and other assets	398,185	536,125

14.           PERFORMANCE BONDS AND DEPOSITS (CURRENT)

Performance bonds	206,259	15,260
Deposits	3,037	2,200
Total current performance bonds and deposits	209,296	17,460

15.           INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (NON-CURRENT)

Shares in associate (Note 34)	3,932,384	4,414,914
Total non-current investments accounted for using the equity method	3,932,384	4,414,914

16.            PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2013	2012
	$	$
Laboratory equipment, at cost	3,880,330	3,953,756
Less: accumulated depreciation	(2,824,044)	(2,706,111)
Less: impairment loss	(751,325)	(751,325)
Net laboratory equipment	304,961	496,320
Computer equipment, at cost	695,288	657,337
Less: accumulated depreciation	(617,439)	(571,706)
Net computer equipment	77,849	85,631
Office equipment, at cost	224,949	219,500
Less: accumulated depreciation	(190,301)	(168,116)
Net office equipment	34,648	51,384
Equipment under hire purchase, at cost	1,282,389	1,282,389
Less: accumulated depreciation	(1,272,389)	(1,271,014)
Less: impairment loss	(10,000)	(10,000)
Net equipment under hire purchase	—	1,375
Leasehold improvements, at cost	111,873	109,748
Less: accumulated depreciation	(106,163)	(101,540)
Net leasehold improvements	5,710	8,208
Total net property, plant and equipment	423,168	642,918
Reconciliation of property, plant and equipment
Opening gross carrying amount	6,222,730	6,518,757
Add: additions purchased during the year	53,611	76,314
Less: disposals made during the year	(81,512)	(372,341)
Closing gross carrying amount	6,194,829	6,222,730
Opening accumulated depreciation and impairment losses	(5,579,812)	(5,571,257)
Add: disposals made during the year	78,895	372,341
Less: depreciation expense charged	(270,744)	(380,896)
Closing accumulated depreciation and impairment losses	(5,771,661)	(5,579,812)
Total net property, plant and equipment	423,168	642,918

Reconciliation of movements in property, plant and equipment by asset category

	Opening			Depreciation	Closing
	net carrying	Additions	Net disposals	expense and	net carrying
	amount	during year	during year	impairment loss	amount
Asset category	$	$	$	$	$
Laboratory equipment	496,320	609	—	(191,968)	304,961
Computer equipment	85,631	45,428	(2,617)	(50,593)	77,849
Office equipment	51,384	5,449	—	(22,185)	34,648
Equipment under hire purchase	1,375	—	—	(1,375)	—
Leasehold improvements	8,208	2,125	—	(4,623)	5,710
Totals	642,918	53,611	(2,617)	(270,744)	423,168

17.            INTANGIBLE ASSETS AND GOODWILL

	Consolidated
	2013	2012
	$	$
Patents
Patents, at cost	36,594,310	36,322,585
Less: accumulated amortisation	(32,797,420)	(32,501,457)
Less: impairment losses	(3,632,338)	(3,632,338)
Total net patents	164,552	188,790
Other intangible assets
Assets associated with BREVAGenTM breast cancer risk test, at cost	1,033,273	1,033,273
Less: accumulated amortisation	(206,654)	(103,327)
Total net other intangible assets	826,619	929,946
Goodwill
Goodwill, at cost	358,012	358,012
Less: accumulated impairment	(42,624)	(42,624)
Total net goodwill	315,388	315,388
Total net intangible assets and goodwill	1,306,559	1,434,124
Reconciliation of patents
Opening gross carrying amount	36,322,585	36,538,523
Adjust for exchange rate movements	271,725	(215,938)
Closing gross carrying amount	36,594,310	36,322,585
Opening accumulated amortisation and impairment losses	(36,133,795)	(36,167,674)
Add: amortisation expense charged (refer below)	(24,238)	(77,721)
Add: impairment losses (refer below)	—	(104,338)
Adjust for exchange rate movements	(271,725)	215,938
Closing accumulated amortisation and impairment losses	(36,429,758)	(36,133,795)
Total net patents	164,552	188,790
Reconciliation of other intangible assets
Opening net carrying amount	929,946	1,033,273
Add: amortisation expense charged (refer below)	(103,327)	(103,327)
Total net other intangible assets	826,619	929,946
Reconciliation of goodwill
Opening gross carrying amount	358,012	358,012
Less: goodwill written off	—	—
Closing gross carrying amount	358,012	358,012
Opening accumulated impairment losses	(42,624)	(42,624)
Add: goodwill written off	—	—
Closing accumulated impairment losses	(42,624)	(42,624)
Total net goodwill	315,388	315,388

Remaining useful lives

The assets associated with the BREVAGenTM breast cancer risk test have a remaining useful life of 8 years as at 30 June 2013.

Disclosure of expenses

The total amortisation expense charged during the year in respect of intangible assets of $127,565 is disclosed in the consolidated statement of comprehensive income under the headings of laboratory and research and development costs ($103,327) and licensing, patent and legal costs ($24,238).

18.           TRADE AND OTHER PAYABLES (CURRENT)

	Consolidated
	2013	2012
	$	$
Trade payables	622,216	332,636
Other payables	377,829	342,539
Accrued expenses	375,491	230,597
Total current trade and other payables	1,375,536	905,772

Note:        Trade payables and other payables for the Group include amounts due in US dollars of USD 307,332 (2012: USD 210,304), Chinese yuan of CNY 41,291 (2012: CNY 49,128), Canadian dollars of CAD 171,900 (2012: CAD 7,886), European euros of EUR 20,804 (2012: EUR 1,652), Swiss francs of CHF 3,090 (2012: CHF 3,090), New Zealand dollars of NZD 839 (2012: NZD 1,817) and Japanese yen of JPY 62,928 (2012: JPY 69,677).

Refer Note 36 for details of contractual maturity and management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

19.           INTEREST-BEARING LIABILITIES (CURRENT)

Hire purchase liability (Notes 30 and 36)	—	17,748
Total current interest-bearing liabilities	—	17,748

Note:        The carrying values of the hire purchase liabilities approximate their fair values.

20.           DEFERRED REVENUE (CURRENT)

Genetic testing fees received in advance	320,781	266,646
Total current deferred revenue	320,781	266,646

21.           PROVISIONS (CURRENT AND NON-CURRENT)

Current provisions
Annual leave	415,511	439,186
Long service leave	353,188	301,216
Total current provisions	768,699	740,402
Non-current provisions
Long service leave	96,224	108,541
Total non-current provisions	96,224	108,541
Total provisions	864,923	848,943

21.            PROVISIONS (CURRENT AND NON-CURRENT)

	Consolidated
	2013	2012
	$	$
Reconciliation of annual leave provision
Balance at the beginning of the financial year	439,186	417,603
Add: obligation accrued during the year	382,655	452,638
Less: utilised during the year	(406,330)	(431,055)
Balance at the end of the financial year (note)	415,511	439,186
Reconciliation of long service leave provision
Balance at the beginning of the financial year	409,757	344,304
Add: obligation accrued during the year	50,995	65,453
Less: utilised during the year	(11,340)	—
Balance at the end of the financial year (note)	449,412	409,757

Note:        The current provisions for annual leave and long service leave include a total amount of $353,188 (2012: $439,186) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date.

22.           CONTRIBUTED EQUITY

Issued and paid-up capital
Fully paid ordinary shares	83,735,845	83,280,142
Total contributed equity	83,735,845	83,280,142

Movements in shares on issue

Year ended 30 June 2013	Shares	$
Balance at the beginning of the financial year	464,771,819	83,280,142
Add: shares issued during the year from the exercise of options	10,700,000	481,500
Less: other share transaction costs	—	(25,797)
Balance at the end of the financial year	475,471,819	83,735,845

Year ended 30 June 2012	Shares	$
Balance at the beginning of the financial year	404,605,152	72,378,105
Add: shares issued during the year as part of private placement	60,000,000	10,894,537
Add: shares issued during the year from the exercise of options	166,667	7,500
Balance at the end of the financial year	464,771,819	83,280,142

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.  Ordinary shares, which have no par value, entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Capital management

When managing capital, Management’s objective is to ensure that the Group continues as a going concern as well as to provide returns for shareholders and benefits for other stakeholders.  Management also aims to maintain a capital structure to reduce the entity’s cost of capital.

23.            RESERVES

	Consolidated
	2013	2012
	$	$
Foreign currency translation	(152,511)	(161,858)
Share-based payments	4,104,282	3,881,277
Total reserves	3,951,771	3,719,419
Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	(161,858)	(155,040)
Add: net currency translation gain / (loss)	9,347	(6,818)
Balance at the end of the financial year	(152,511)	(161,858)
Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	3,881,277	1,852,954
Add: share-based payments expense	223,005	2,028,323
Balance at the end of the financial year	4,104,282	3,881,277

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

24.            ACCUMULATED LOSSES

	Consolidated
	2013	2012
	$	$
Balance at the beginning of the financial year	(72,751,549)	(67,464,026)
Add: net loss attributable to owners of Genetic Technologies Limited	(9,298,367)	(5,287,523)
Balance at the end of the financial year	(82,049,916)	(72,751,549)

25.           NON-CONTROLLING INTERESTS

Reconciliation of non-controlling interests in subsidiaries
Balance at the beginning of the financial year	154,630	202,002
Add: movements during the year
Less: share of operating losses	(51,116)	(9,305)
Less: share of movement in reserves	17,073	(296)
Net loss attributable to non-controlling interests	(34,043)	(9,601)
Add / (less): share / (reversal) of issued capital	—	(37,771)
Balance at the end of the financial year	120,587	154,630

26.           OPTIONS

As at 30 June 2013, the following options over ordinary shares in the Company were outstanding.

	2013	Weighted ave. exercise price	2012	Weighted ave. exercise price
Unlisted employee options (refer below)	9,525,000	$0.147	20,125,000	$0.099

On 30 November 2001, the Directors of the Company established a Staff Share Plan.  On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group.  The options, which are granted at nil cost, are not transferable and are not quoted on ASX.  As at 30 June 2013, there were 3 executives and 18 employees who held options that had been granted under the Plans.  Options granted under the Plans carry no rights to dividends and no voting rights.

The movements in the number of options granted under the Plans are as follows:

	2013	Weighted ave. exercise price	2012	Weighted ave. exercise price
Balance at the beginning of the financial year	20,125,000	$0.099	19,650,000	$0.109
Add: options granted during the year	3,650,000	$0.129	3,250,000	$0.145
Less: options exercised during the year	(10,700,000)	$0.045	(166,667)	$0.045
Less: options forfeited during the year	(1,550,000)	$0.093	(1,958,333)	$0.165
Less: options expired during the year	(2,000,000)	$0.216	(650,000)	$0.462
Balance at the end of the financial year	9,525,000	$0.147	20,125,000	$0.099
Exercisable at the end of the financial year	3,166,667	$0.155	14,958,333	$0.077

A total of $481,500 was raised from the exercise of 10,700,000 options granted under the Employee Option Plan during the year ended 30 June 2013 (2012: $7,500).  The weighted average share price at the dates on which the options were exercised during the year ended 30 June 2013 was $0.106 (2012: $0.128).

The numbers of options outstanding as at 30 June 2013 by ASX code, including the respective dates of expiry and exercise prices, are tabled below (refer Note 29 for further information).  The options tabled below are not listed on ASX.

Option description	2013	Weighted ave. exercise price	2012	Weighted ave. exercise price
GTGAI (expiring 8 May 2015)	500,000	$0.045	12,000,000	$0.045
GTGAK (expiring 20 February 2017)	1,750,000	$0.120	2,250,000	$0.120
GTGAM (expiring 31 July 2016)	1,000,000	$0.200	1,000,000	$0.200
GTGAO (expiring 29 August 2017)	2,650,000	$0.140	—	—
GTGAQ (expiring 1 December 2017)	250,000	$0.100	—	—
GTGAS (expiring 25 January 2018)	750,000	$0.100	—	—
GTGAW (expiring 31 March 2016)	2,625,000	$0.190	2,875,000	$0.190
GTGAW (expiring 31 May 2013)	—	—	300,000	$0.190
GTGAY (expiring 23 October 2012)	—	—	1,700,000	$0.220
Balance at the end of the financial year	9,525,000	$0.147	20,125,000	$0.099

The weighted average remaining contractual life of options outstanding as at 30 June 2013 was 3.48 years (2012: 3.00 years).

27.           CHANGES IN THE COMPOSITION OF THE ENTITY

Sale of shares in ImmunAid Limited

On 7 August 2012, the Company sold a total of 46,951 ordinary shares in former subsidiary ImmunAid Limited for a total consideration of $46,951, prior to the payment of associated costs.  As a result, the Company’s equity interest in the shares of ImmunAid Limited was reduced from 45.5% to 45.0%.

28.           SEGMENT INFORMATION

Identification of reportable segments

The Group has identified three reportable segments based on the similarity of the products produced and sold and/or the services provided, as these represent the sources of the Group’s major risks and have the greatest effect on the rates of return.  The separate groups of products and services are then divided into operating businesses, the performances of which are reported to the Chief Executive Officer, the Senior Leadership Team and the Board of Directors on a monthly basis.  The segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker.  The Group also separately reports the corporate headquarter function to clearly identify costs associated with that function.  The corporate function is not considered to be an operating or reportable segment.

The Group’s three operating segments can be described as follows:

Operations — involves the provision of a range of genetic testing services.

Licensing — involves the out-licensing of the Group’s “non-coding” technology.

Research — involves the undertaking of a range of research and development projects in the field of genetics and related areas.

The Corporate disclosures below include all revenues, costs, assets and liabilities associated with the headquarter function.

Business segments

		Revenues and income
		Sales	Other	Totals	Profit / (loss)
Segment		$	$	$	$
Operations	2013	3,377,183	(1,419)	3,375,764	(6,725,608)
	2012	3,691,215	31,455	3,722,670	(5,747,234)
Licensing	2013	—	4,784,913	4,784,913	2,385,088
	2012	—	2,526,599	2,526,599	1,258,761
Research	2013	—	181,036	181,036	(392,341)
	2012	—	—	—	(892,274)
Sub-total	2013	3,377,183	4,964,530	8,341,713	(4,732,861)
	2012	3,691,215	2,558,054	6,249,269	(5,380,747)
Corporate	2013	—	273,314	273,314	(4,616,622)
	2012	—	5,869,211	5,869,211	83,919
Totals	2013	3,377,183	5,237,844	8,615,027	(9,349,483)
	2012	3,691,215	8,427,265	12,118,480	(5,296,828)

				Amortisation	Impairment	Purchases of
		Assets	Liabilities	/depreciation	losses/write downs	equipment
Segment		$	$	$	$	$
Operations	2013	1,960,237	(1,477,080)	(333,058)	—	42,469
	2012	2,578,637	(1,210,360)	(433,124)	—	66,162
Licensing	2013	551,293	(168,593)	(26,894)	—	712
	2012	184,103	(100,458)	(28,195)	—	1,050
Research	2013	35,224	(119,767)	(19,192)	—	990
	2012	62,403	(48,865)	(79,707)	(104,338)	2,443
Sub-total	2013	2,546,754	(1,765,440)	(379,144)	—	44,171
	2012	2,825,143	(1,359,683)	(541,026)	(104,338)	69,655
Corporate	2013	5,772,773	(795,800)	(19,165)	—	9,440
	2012	13,616,608	(679,426)	(20,918)	—	6,659
Totals	2013	8,319,527	(2,561,240)	(398,309)	—	53,611
	2012	16,441,751	(2,039,109)	(561,944)	(104,338)	76,314

Geographic information

Australia — is the home country of the parent entity and the location of the Company’s genetic testing and licensing operations.

USA — is the home of Phenogen Sciences Inc. and GeneType Corporation.

China — is the home of Genetic Technologies (Beijing) Limited.

Canada — is the home of Gtech International Resources Limited.

Switzerland — is the home of GeneType AG.

Geographic segments

		Revenues and income
		Sales	Other	Totals	Loss
Segment		$	$	$	$
Australia	2013	3,047,672	6,144,771	9,192,443	(4,782,247)
	2012	3,649,522	8,536,940	12,186,462	(2,055,144)
USA	2013	329,511	(906,929)	(577,418)	(4,330,769)
	2012	41,693	(109,678)	(67,985)	(3,161,898)
China	2013	—	—	—	(10,258)
	2012	—	1	1	(29,384)
Canada	2013	—	—	—	(211,397)
	2012	—	—	—	(38,484)
Switzerland	2013	—	2	2	(14,812)
	2012	—	3	3	(11,918)
Totals	2013	3,377,183	5,237,844	8,615,027	(9,349,483)
	2012	3,691,215	8,427,265	12,118,480	(5,296,828)

				Amortisation	Impairment	Purchases of
		Assets	Liabilities	/depreciation	losses /write downs	equipment
Segment		$	$	$	$	$
Australia	2013	7,809,210	7,698,493	(376,424)	—	45,164
	2012	15,768,900	3,842,342	(540,381)	(104,338)	68,950
USA	2013	279,137	(9,584,715)	(21,885)	—	8,447
	2012	413,203	(5,398,129)	(21,563)	—	7,364
China	2013	—	(364,005)	—	—	—
	2012	3	(352,357)	—	—	—
Canada	2013	219,380	(172,219)	—	—	—
	2012	249,056	(7,571)	—	—	—
Switzerland	2013	11,800	(138,794)	—	—	—
	2012	10,589	(123,394)	—	—	—
Totals	2013	8,319,527	(2,561,240)	(398,309)	—	53,611
	2012	16,441,751	(2,039,109)	(561,944)	(104,338)	76,314

Additional segment disclosures

Other revenues and income - corporate includes interest received of $217,441 (2012: $609,807).

Expenses - corporate includes employee benefits expenses of $1,756,159 (2012: $3,495,637) and a share of loss in associate of $437,185 (2012: $132,037).

Assets - corporate includes cash of $1,721,293 (2012: $8,900,235).

Liabilities - corporate includes trade and other payables of $579,570 (2012: $449,034) and provisions of $216,231 (2012: $228,990).

The Corporate business and the Australian geographic segments include a share of loss in associate of $437,185 (2012: $132,037).

There were no intersegment sales.

Included in the above figures are the following intersegment balances and transactions:

	Consolidated
	2013	2012
	$	$
Loan payable (USA) and loan receivable (Australia)	9,313,022	5,223,612
Loan payable (China) and loan receivable (Australia)	633	633
Loan payable (Switzerland) and loan receivable (Australia)	135,210	120,210
Accounts payable (China) and accounts receivable (Australia)	351,712	344,074
Foreign exchange gain (USA) and foreign exchange loss (Australia)	905,700	109,678
Cost of sales (USA) and sales (Australia)	49,136	11,572

Segment products and locations

The three principal business segments of the Group are operations, licensing and research.  The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria.

Segment accounting policies

Segment information is prepared in conformity with the accounting policies of the entity and Accounting Standard IFRS 8 (AASB 8) Operating Segments which was adopted by the Company in 2009.  As a result, the primary reporting segments now reflect more closely the information that Management uses to make decisions about operating matters.  Interest received and finance costs are allocated under the heading Corporate as they are not part of the core operations of any other segment.

Major customers

The Group has a number of major customers to which it provides both products and services.  During the year ended 30 June 2013, there were no customers from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations.  During the year ended 30 June 2012, there was one such customer.

29.           EMPLOYEE BENEFITS

Employee options

On 30 November 2001, the Directors of the Company established a Staff Share Plan.  On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and formerly Non-Executive Directors, of the Group (refer Notes 26 and 32).

During the period from October 2012 to March 2013, a total of 3,650,000 options over ordinary shares (expiring 29 August 2017 to 25 January 2018) were granted, at no cost, to a number of employees of the Company’s US subsidiary, Phenogen Sciences Inc.  Each option entitles the holders to acquire one ordinary share at a cost of between $0.10 and $0.14 (refer Note 26), settled in cash.

The above options granted during the 2013 financial year vest in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.  As at 30 June 2013, there were 3 executives and 18 employees who held options that had previously been granted under the Plans.

The fair value of each option granted under the Employee Option Plan is estimated by an external valuer using a Black-Scholes option-pricing model with the following assumptions used for grants made during the years ended 30 June 2013 and 2012:

	2013	2012
Dividend yield	—	—
Historic volatility and expected volatility	95%	83%
Option exercises prices	$0.10 to $0.14	$0.12 to $0.20
Weighted average exercise price	$0.129	$0.145
Risk-free interest rate	3.24% to 3.66%	3.23% to 3.65%
Expected life of an option	4 years to 5 years	4 years to 5 years

Superannuation commitments

The Group does not have any defined benefit funds.  In respect of the year ended 30 June 2013, the Group made statutory contributions to various superannuation funds on behalf of all employees in Australia at a rate of 9% per annum, in addition to making other superannuation contributions as part of salary packaging arrangements with staff.  All contributions are expensed when incurred.  In respect of the period commencing 1 July 2013, the rate increased to 9.25%.  Contributions made by the Group of up to 9% per annum of employees’ wages and salaries are legally enforceable in Australia.

Other employee benefits

During the year ended 30 June 2012, the Company disposed of shares in former subsidiary ImmunAid Limited to parties related to the Company at a price below their fair market value.  As a result, a share-based payments expense of $1,759,980 was reflected in the consolidated statement of comprehensive income for the year ended 30 June 2012.

30.           COMMITMENTS AND CONTINGENCIES

	Consolidated
	2013	2012
	$	$
Hire purchase expenditure commitments
Minimum hire purchase payments
• not later than one year	—	17,981
• later than one year but not later than five years	—	—
• later than five years	—	—
Total minimum hire purchase payments	—	17,981
Less: future finance charges	—	(233)
Present value of hire purchase payments (Note 19)	—	17,748
Operating lease expenditure commitments
Minimum operating lease payments
• not later than one year	359,497	370,837
• later than one year but not later than five years	376,450	790,087
• later than five years	—	—
Total minimum operating lease payments	735,947	1,160,924

As at 30 June 2013, the above operating leases related to the following premises that are currently occupied by the Group:

Location	Landlord	Use	Date of expiry of lease	Minimum payments ($)
60-66 Hanover Street Fitzroy, Victoria 3065 Australia	Crude Pty. Ltd.	Office / laboratory	31 August 2015	723,942
9115 Harris Corners Parkway, Suite 320 Charlotte, North Carolina 28269 USA	New Boston Harris Corners LLC	Office	31 October 2013	12,005
			Total	735,947

Apart from the above, there were no other commitments or contingencies as at 30 June 2013.

31.           AUDITORS’ REMUNERATION

	Consolidated
	2013	2012
	$	$
Audit services
PricewaterhouseCoopers in respect of:
Audit of the Company’s Financial Report under the Corporations Act 2001	275,167	267,880
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	16,425	16,360
Total remuneration in respect of audit services	291,592	284,240
Non-audit services
Other audit firms in respect of:
Tax advice and compliance, accounting and other services	5,676	18,390
Total remuneration in respect of non-audit services	5,676	18,390
Total auditors’ remuneration	297,268	302,630

32.           RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company.  As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group and with other related parties

During the year ended 30 June 2013, various transactions between entities within the Group and other related parties occurred, as listed below.  Except where noted, all amounts were charged on commercial, arm’s-length terms and at commercial rates.

ImmunAid Limited

ImmunAid Limited (“ImmunAid”) is a former subsidiary of Genetic Technologies Limited (the “Company”) in which the Company holds a total of 4,500,000 ordinary shares, representing a 45% direct equity interest in ImmunAid.  Transactions between the Company and ImmunAid, and those involving shares in ImmunAid, that were undertaken during the year have been summarised as follows:

•             On 7 August 2012, the Company sold a total of 46,951 ordinary shares in ImmunAid at a price of $1.00 per share, generating total consideration of $46,951.  In respect of this sale, the Company paid commissions of $2,817 to Dr. Mervyn Jacobson, a former Director and current substantial shareholder of the Company.

•             During the 2013 financial year, the Company rendered twelve invoices to ImmunAid totaling $52,800 (inclusive of GST) in respect management services provided to ImmunAid by the Company.  As at balance date, a total of $8,800 had been paid whilst the remaining $44,000 was recorded in the Company’s balance sheet as a receivable, against which a full provision was raised.  The remaining balance of $44,000 was recorded in the ImmunAid’s balance sheet as a payable.  During the 2012 financial year, ImmunAid paid management fees to the Company amounting to $22,500.

•             During the 2013 financial year, the Company paid various expenses to third parties on behalf of ImmunAid totalling $173,300.  This amount was recorded in the Company’s balance sheet as a receivable, against which a full provision was raised.

•             Dr. Jacobson served as Chief Executive Officer of ImmunAid throughout the entire 2013 financial year.  He rendered twelve invoices to ImmunAid totalling $200,004 (2012 $nil) in respect of services performed by him.  As at balance date he had received $33,334 from ImmunAid.  The remaining balance of $166,670 was recorded in the ImmunAid’s balance sheet as a payable.

Licensing services

During the year ended 30 June 2013, the Company paid a total of $50,000 (2012: $50,000) to Dr. Mervyn Jacobson in respect of an administrative allowance associated with his role as the Company’s Vice President Global Licensing and Intellectual Property.  Also during the year, Genetic Technologies Limited paid a total of $293,981 (2012: $59,813) to Transmedia Inc. in respect of commissions paid in relation to licensing services provided to the Company by Dr. Jacobson, and payment / reimbursement of associated travel expenses amounting to $34,518 (2012: $115,084).

Phenogen Sciences Inc.

During the year ended 30 June 2013, Phenogen Sciences Inc, a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $49,136 (2012: $11,572).

Except as noted, all transactions with Key Management Personnel have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.  Please refer below for a description of transactions with Key Management Personnel.

Details of Directors and Key Management Personnel as at balance date

Directors	Executives
Dr. Malcolm R. Brandon (Non-Executive Chairman)	Alison J. Mew (Chief Executive Officer)
Tommaso Bonvino (Non-Executive)	Thomas G. Howitt (Chief Financial Officer / Company Secretary)
Dr. Mervyn Cass (Non-Executive)	Mark J. Ostrowski (US Senior Vice President, Sales and Marketing)
Benjamin Silluzio (Non-Executive)	Gregory J. McPherson (VP Sales and Marketing)
Dr. Richard Allman (Scientific Director)
Ivan Jasenko (Operations Director)

The following changes to Key Management Personnel occurred during the period from 1 July 2012 to the date of this Report:

1.                  Dr. Malcolm Brandon was appointed as the Non-Executive Chairman of the Board on 28 November 2012.

2.                  Mr. Benjamin Silluzio was appointed as a Non-Executive Director of the Company on 6 December 2012.

3.                  Dr. Melvyn Bridges ceased to be a Director of the Company and Chairman of its Board on 27 November 2012.

4.                  Mr. Greg Brown resigned as a Director of the Company on 27 November 2012.

5.                  Mr. Huw Jones ceased to be a Director of the Company on 27 November 2012.

6.                  Mr. Sidney Hack resigned as a Director of the Company and Chairman of its Board on 16 December 2011.

7.                 Ms. Alison Mew was appointed as acting Chief Executive Officer of the Company on 28 November 2012 and as permanent Chief Executive Officer of the Company on 10 December 2012.

8.                  Mr. Mark Ostrowski was appointed US Senior Vice President, Sales and Marketing on 7 September 2012.

9.                  Dr. Richard Allman was appointed as Scientific Director of the Company on 10 December 2012.

10.           Dr. Paul MacLeman resigned as Chief Executive Officer of the Company on 27 November 2012.

11.           Mr. Lewis Stuart ceased to be an employee of the Company on 24 August 2012.

12.           Mr. Greg McPherson ceased to be an employee of the Company on 12 July 2013, i.e. after balance date.

13.           Dr. David Sparling resigned as VP Legal and Corporate Development on 27 November 2012.

14.           Mr. Ivan Jasenko was appointed as Operations Director of the Company on 10 December 2012.  He subsequently resigned as Operations Director of the Company on 16 August 2013, i.e. after balance date.

15.           Ms. Luisa Ashdown and Ms. Diana Newport became members of Key Management Personnel on 23 August 2013 and 26 September 2013, respectively.

	Consolidated
	2013	2012
	$	$
Remuneration of Key Management Personnel
Short-term employee benefits	2,105,640	1,596,716
Post-employment benefits	162,229	185,996
Share-based payments	76,173	64,502
Long-term benefits	19,628	19,675
Total remuneration of Key Management Personnel	2,363,670	1,866,889

Optionholdings of Key Management Personnel

30 June 2013

		Number of options				Vesting as at year end
Name of optionholder	Opening balance	Granted	Exercised	Lapsed	Closing balance	Exercisable	Not exercisable
Executive
Dr. Paul DR MacLeman	3,600,000	—	(3,600,000)	—	—	—	—
Thomas G. Howitt	2,500,000	—	(1,000,000)	(1,000,000)	500,000	500,000	—
Alison J. Mew	1,500,000	—	(1,500,000)	—	—	—	—
Lewis J. Stuart	2,400,000	—	(1,600,000)	(800,000)	—	—	—
Gregory J. McPherson	1,500,000	—	(1,500,000)	—	—	—	—
Dr. David J. Sparling	1,500,000	—	(1,500,000)	—	—	—	—
Mark J. Ostrowski	—	2,400,000	—	—	2,400,000	—	2,400,000
Richard Allman	—	—	—	—	—	—	—
Ivan Jasenko	500,000	—	—	—	500,000	333,333	166,667
Totals	13,500,000	2,400,000	(10,700,000)	(1,800,000)	3,400,000	833,333	2,566,667

30 June 2012

		Number of options				Vesting as at year end
Name of optionholder	Opening balance	Granted	Exercised	Lapsed	Closing balance	Exercisable	Not exercisable
Executive
Dr. Paul DR MacLeman	3,600,000	—	—	—	3,600,000	3,600,000	—
Thomas G. Howitt	2,750,000	—	—	(250,000)	2,500,000	2,500,000	—
Alison J. Mew	1,500,000	—	—	—	1,500,000	1,500,000	—
Lewis J. Stuart	2,400,000	—	—	—	2,400,000	800,000	1,600,000
Gregory J. McPherson	1,500,000	—	—	—	1,500,000	1,500,000	—
Dr. David J. Sparling	1,500,000	—	—	—	1,500,000	1,500,000	—
Richard Allman	—	—	—	—	—	—	—
Ivan Jasenko	500,000	—	—	—	500,000	166,667	333,333
Totals	13,750,000	—	—	(250,000)	13,500,000	11,566,667	1,933,333

Shareholdings of Key Management Personnel

30 June 2013

Shares held in Genetic	Opening	Number of shares		Acquired on	Closing
Technologies Limited	balance	Bought	Sold	exercise of options	balance
Director
Dr. Malcolm R. Brandon	—	—	—	—	—
Tommaso Bonvino	—	—	—	—	—
Dr. Mervyn Cass	473,667	—	—	—	473,667
Benjamin Silluzio	—	—	—	—	—
Executive
Dr. Paul D.R. MacLeman	—	—	(3,600,000)	3,600,000	—
Thomas G. Howitt	—	—	(1,000,000)	1,000,000	—
Alison J. Mew	—	—	(1,500,000)	1,500,000	—
Lewis J. Stuart	—	—	(1,600,000)	1,600,000	—
Gregory J. McPherson	—	—	(1,500,000)	1,500,000	—
Dr. David J. Sparling	—	—	(1,500,000)	1,500,000	—
Mark J. Ostrowski	—	—	—	—	—
Dr. Richard Allman	—	—	—	—	—
Ivan Jasenko	—	—	—	—	—
Totals	473,667	—	(10,700,000)	10,700,000	473,667

Notes:    Mr. Silluzio, Mr. Ostrowski, Dr. Allman and Mr. Jasenko became members of Key Management Personnel during the year ended 30 June 2013.

Mr. Bridges, Mr. Jones, Dr. MacLeman, Mr. Stuart and Dr. Sparling all ceased to be members of Key Management Personnel during the year ended 30 June 2013.

Mr. McPherson and Mr. Jasenko ceased to be members of Key Management Personnel after the year ended 30 June 2013, i.e. after balance date.

All equity transactions with Key Management Personnel, other than those arising from the exercise of options, have been entered into under terms and conditions no more favourable than those which the entity would have adopted if dealing at arm’s length.

33.    SUBSIDIARIES

The following diagram is a depiction of the Group structure as at 30 June 2013.

		Group interest (%)		Net carrying value ($)
Name of Group company	Incorporation details	2013	2012	2013	2012
Entities held directly by parent
GeneType Pty. Ltd.	5 September 1990 Victoria, Australia	100%	100%	—	—
Genetic Technologies Corporation Pty. Ltd.	11 October 1996 N.S.W., Australia	100%	100%	2	2
RareCellect Pty. Ltd.	7 March 2001 N.S.W., Australia	100%	100%	10	10
GeneType AG	13 February 1989 Zug, Switzerland	100%	100%	8,217	7,405
GeneType Corporation	18 December 1989 California, U.S.A.	100%	100%	—	—
Phenogen Sciences Inc.	28 June 2010 Delaware, U.S.A.	100%	100%	11,006	11,006
Gtech International Resources Limited	29 November 1968 Yukon Territory, Canada	75.8%	75.8%	47,161	241,485
ImmunAid Limited (refer note below)	21 March 2001 Victoria, Australia	45.0%	45.5%	—	—
Total carrying value				66,396	259,908
Entities held by other subsidiaries
Genetic Technologies (Beijing) Limited	25 December 2008 Beijing Municipality, China	100%	100%	—	—

Note:   On 12 April 2012, the Company’s equity interest in former subsidiary ImmunAid Limited (“ImmunAid”) fell below 50%.  Due to the resulting loss of control, ImmunAid was deconsolidated from the Genetic Technologies Group on that date.  On 7 August 2012, the Company sold a total of 46,951 shares in ImmunAid, reducing the Company’s equity interest to 45.0% of that company’s total issued capital.

As at 30 June 2013, the Company held a total of 4,500,000 shares in ImmunAid representing 45.0% of that Company’s total issued capital.

34.    INVESTMENTS IN ASSOCIATES

	Consolidated
	2013	2012
	$	$
Opening gross carrying amount	4,414,914	—
Add: recognition of investment in associate recorded at fair value inaccordance with AASB 127 due to loss of control (Notes 3 and 27)	—	4,546,951
Less: book value of 46,951 ordinary shares sold in associate	(45,345)	—
Less: share of net loss of associate accounted for using the equity method	(437,185)	(132,037)
Closing gross carrying amount	3,932,384	4,414,914

Summarised financial information of associates
The Group’s share of the results of its associate, ImmunAid Limited, and its share of the aggregate assets and liabilities as at 30 June 2013 are as follows:
Ownership interest (Note 27)	45.00%	45.47%
Assets	29,906	161,429
Liabilities	(324,621)	(17,717)
Revenues	—	—
Profit / (loss)	(437,185)	(132,037)

35.    PARENT ENTITY FINANCIAL INFORMATION

Summary financial information

The individual financial statements for the parent entity, Genetic Technologies Limited, disclose the aggregate amounts set out in the following table.

	Consolidated
	2013	2012
	$	$
Balance sheet
Current assets	1,865,349	8,479,614
Total assets	7,892,261	16,408,747
Current liabilities	1,564,682	1,411,194
Total liabilities	13,109,489	11,030,310
Equity
Contributed equity	83,735,845	83,280,142
Reserves (share-based payments)	2,289,605	2,066,600
Accumulated losses	(91,242,678)	(79,968,305)
	(5,217,228)	5,378,437
Total comprehensive loss	(11,274,372)	(5,395,618)

Related party information

As at 30 June 2013, an amount of $41,331,482 (2012: $36,604,690) was receivable by the Company from its various subsidiaries and associates.  As at the same date, an amount of $11,448,582 (2012: $9,510,575) was payable by the Company to its wholly-owned subsidiaries.  All such loans are unsecured, generally interest free and there are no fixed terms of repayment.

Financial risk management

In assessing the recoverability of intercompany receivables, Genetic Technologies Limited, the parent entity, raises a provision for diminution to ensure that the carrying amount of these receivables does not exceed the net tangible assets of the subsidiaries.

Contingent liabilities and commitments of the parent entity

As at the date of this Report, the parent entity had no contingent liabilities or other commitments.

36.    FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks such as credit risk, market risk (including foreign currency risk and interest rate risk) and liquidity risk.  The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.  The Group uses different methods to measure the different types of risk to which it is exposed.  These methods include sensitivity analysis in the case of foreign exchange, interest rate and aging analysis for credit risk.

Risk management is managed by the Group’s Risk Management Committee under guidance provided by the Board of Directors.  The Committee identifies and evaluates financial risks in close cooperation with the Group’s operating units.  The Board, via its Audit Committee, provides guidance for overall risk management, as well as policies covering specific areas, such as credit risk, foreign exchange risk and interest rate risk.

The Group’s principal financial instruments comprise cash and cash equivalents.  The Group also has other financial assets and liabilities, such as trade receivables and payables, which arise directly from its operations.

The Group does not typically enter into derivative transactions, such as interest rate swaps or forward currency contracts.  It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken.  The main risks arising from the Group’s financial instruments are credit risk exposures, foreign currency risk, interest rate risk and liquidity risk.  The policies for managing each of these risks are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2.

The Group holds the following financial instruments:

	Consolidated
	2013	2012
	$	$
Financial assets
Cash at bank / on hand	1,721,293	2,380,114
Short-term deposits	—	6,520,121
Trade and other receivables	328,642	495,975
Performance bond and deposits	209,296	17,460
Total financial assets	2,259,231	9,413,670

Financial liabilities
Trade and other payables	1,375,536	905,772
Hire purchase liabilities	—	17,748
Total financial liabilities	1,375,536	923,520

Credit risk

The Group’s credit risk is managed on a Group basis.  Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.  If there is no independent rating, the Group assesses the credit quality of the customer, taking into account its financial position, past experience and other factors.  Individual risk limits are set based on internal or external ratings.  The compliance with credit limits by customers is regularly monitored by Management.  Sales to retail customers are required to be settled in cash or using major credit cards, thereby mitigating credit risk.  The maximum exposures to credit risk as at 30 June 2013 in relation to each class of recognised financial assets is the carrying amount of those assets, as indicated in the balance sheet.

Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables.  In accordance with the guidelines of the Group’s Short Term Investment Policy, the Group minimises this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure.  For banks and financial institutions, only independently-rated parties with a minimum rating of “A-1” are accepted.  The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity.  The Group does not require collateral to provide credit to its customers, however, the majority of the Group’s customers to whom credit is provided are large, reputable organisations and, as such, the risk of credit exposure is limited.  The Group has not entered into any transactions that qualify as a financial derivative instrument.

In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.  As at 30 June 2013, the balance of the Group’s provision for doubtful debts was $214,285 (2012: $88,783), out of a total net receivables balance as at that date of $328,642 (2012: $495,975) (refer Note 12).  For some trade receivables, the Group may also obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement.

Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries.  Such guarantees are only provided in exceptional circumstances.

An analysis of the aging of trade and other receivables and trade and other payables is provided below:

	Consolidated
	2013	2012
	$	$
Net trade and other receivables
Current (less than 30 days)	265,578	489,893
31 days to 60 days	35,638	2,152
61 days to 90 days (note)	1,788	3,435
Greater than 90 days (note)	25,638	495
Total net trade and other receivables (Note 12)	328,642	495,975

Net trade and other payables
Current (less than 30 days)	1,364,891	894,817
31 days to 60 days	1,007	703
61 days to 90 days	6,091	9,397
Greater than 90 days	3,547	855
Total net trade and other payables (Note 18)	1,375,536	905,772

Note:   A total of $27,426 in net trade and other receivables greater than 60 days is past due, of which a total of $27,426 had been received prior to the date of this Report.

Market risk

Foreign currency risk

The Group operates internationally and is exposed to foreign currency exchange risk, primarily with respect to the US dollar and Canadian dollar, through financial assets and liabilities.  It is the Group’s policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective.  Further, as the Group incurs expenses which are payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Group.

Foreign exchange risk arises from planned future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.  The risk is measured using sensitivity analysis and cash flow forecasting.

The Group has a Foreign Exchange Management Policy which was developed to establish a formal framework and procedures for the efficient management of the financial risks that impact on Genetic Technologies Limited through its activities outside of Australia, predominantly in the United States.  The policy governs the way in which the financial assets and liabilities of the Group that are denominated in foreign currencies are managed and any risks associated with that management are identified and addressed.  Under the policy, which is updated on a regular basis as circumstances dictate, the Group generally retains in foreign currency only sufficient funds to meet the expected expenditures in that currency.  Surplus funds, if any, are converted into Australian dollars as soon as practicable after receipt.

As at 30 June 2013, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	USD	CAD	EUR	CNY	NZD	CHF	JPY

Financial assets
Cash at bank / on hand	2013	326,255	210,432	71,631	—	86	6,718	87,046
	2012	396,454	259,451	4,670	19	154	7,776	123,175
Trade and other receivables	2013	42,140	—	90,000	—	—	—	—
	2012	61,336	—	90,000	—	—	—	—
Total financial assets	2013	368,395	210,432	161,631	—	86	6,718	87,046
	2012	457,790	259,451	94,670	19	154	7,776	123,175

Financial liabilities
Trade and other payables	2013	307,332	171,900	20,804	41,291	839	3,090	62,928
	2012	210,304	7,886	1,652	49,128	1,817	3,090	69,677
Total financial liabilities	2013	307,332	171,900	20,804	41,291	839	3,090	62,928
	2012	210,304	7,886	1,652	49,128	1,817	3,090	69,677

Notes:	USD — United States dollars	CAD — Canadian dollars	EUR — European euros	GBP — Great Britain pounds
	CNY — Chinese yuan	NZD — New Zealand dollars	CHF — Swiss francs	JPY — Japanese yen

During the year ended 30 June 2013, the Australian dollar / US dollar exchange rate fell by 10.0%, from 1.0161 at the beginning of the year to 0.9146 at the end of the year.  During the same period, Australian dollar / Canadian dollar exchange rate fell by 7.6%, from 1.0416 at the beginning of the year to 0.9627 at the end of the year.

Based on the financial instruments held at 30 June 2013, had the Australian dollar weakened / strengthened by 10% against the US dollar with all other variables held constant, the Group’s loss for the year would have been $45,000 lower / $37,000 higher (2012: loss $50,000 lower / loss $41,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

Based on the financial instruments held at 30 June 2013, had the Australian dollar weakened / strengthened by 10% against the Canadian dollar with all other variables held constant, the Group’s loss for the year would have been $24,000 lower / $20,000 higher (2012: loss $28,000 lower / loss $23,000 higher), due to changes in the values of cash and cash equivalents which are denominated in Canadian dollars, as detailed in the above tables.

Interest rate risk

The Group’s main interest rate risk arises in relation to its short-term deposits with various financial institutions.  If rates were to decrease, the Group may generate less interest revenue from such deposits.  However, given the relatively short duration of such deposits, the associate risk is relatively minimal.  The Group also has various hire purchase liabilities with fixed interest rates.  While these rates do not vary once the contract has been executed, the Group may be subject to interest rate movements if it were to acquire additional assets via similar contracts in the future.

The Group has a Short Term Investment Policy which was developed to manage the Group’s surplus cash and cash equivalents.  In this context, the Group adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required.  Under the policy, the Group deposits its surplus cash in a range of deposits / securities over different time frames and with different institutions in order to diversify its portfolio and minimise risk.

On a monthly basis, Management provides the Board with a detailed list of all cash and cash equivalents, showing the periods over which the cash has been deposited, the name and credit rating of the institution holding the deposit and the interest rate at which the funds have been deposited.  A comparison of interest rate movements from month to month and a variance to an 11am deposit rate is also provided.

At 30 June 2013, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group’s loss for the year would have been $6,000 lower / higher (2012: loss $42,000 lower / higher), as a result of higher / lower interest income from cash and cash equivalents.  Consolidated equity for the Group would have been $6,000 higher / lower (2012: $42,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrealised, for the Group is as follows:

		Floating rate	Fixed rate	Carrying amount	Weighted ave. effective rate	Ave. maturity period
Consolidated	Year	$	$	$	%	days

Financial assets
Cash at bank / on hand	2013	1,721,293	—	1,721,293	1.50%	At call
	2012	2,380,114	—	2,380,114	2.31%	At call
Short-term deposits	2013	—	—	—	—	—
	2012	—	6,520,121	6,520,121	5.23%	61
Performance bond / deposits	2013	—	209,296	209,296	—	At call
	2012	—	17,460	17,460	—	At call
Totals	2013	1,721,293	209,296	1,930,589
	2012	2,380,114	6,537,581	8,917,695

Financial liabilities
Hire purchase liabilities (Note 30)	2013	—	—	—	—	—
	2012	—	17,981	17,748	6.84%	79
Totals	2013	—	—	—
	2012	—	17,981	17,748

Notes: All periods in respect of financial assets are for less than one year.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities, such as its hire purchase and credit card facilities.  The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and, wherever possible, matching the maturity profiles of financial assets and liabilities.  Due to the dynamic nature of the underlying businesses, Management aims to maintain flexibility in funding by keeping committed credit lines available.  Surplus funds are generally only invested in instruments that are tradeable in highly liquid markets.

A balanced view of cash inflows and outflows affecting the Group is summarised in the table below:

		< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
Consolidated	Year	$	$	$	$	$

Financial assets

Cash at bank / on hand	2013	1,721,293	—	—	—	1,721,293
	2012	2,380,114	—	—	—	2,380,114
Short-term deposits	2013	—	—	—	—	—
	2012	6,520,121	—	—	—	6,520,121
Trade and other receivables	2013	328,642	—	—	—	328,642
	2012	495,975	—	—	—	495,975
Performance bond and deposits	2013	209,296	—	—	—	209,296
	2012	17,460	—	—	—	17,460
Total financial assets	2013	2,259,231	—	—	—	2,259,231
	2012	9,413,670	—	—	—	9,413,670

Financial liabilities

Trade and other payables	2013	1,375,536	—	—	—	1,375,536
	2012	905,772	—	—	—	905,772
Hire purchase liabilities	2013	—	—	—	—	—
	2012	17,981	—	—	—	17,981
Total financial liabilities	2013	1,375,536	—	—	—	1,375,536
	2012	923,753	—	—	—	923,753
Net maturity	2013	883,695	—	—	—	883,695
	2012	8,489,917	—	—	—	8,489,917

The Group had access to the following undrawn borrowing facility as at 30 June 2013:

	Facility limit	Amount used	Amount available
	$	$	$
Nature of facility
Credit card facility	215,603	(60,918)	154,685

37.    SUBSEQUENT EVENTS

On 30 July 2013, the Company announced that its Canadian-listed subsidiary, Gtech International Resources Limited, had executed a Scheme Merger Agreement pursuant to which it would, subject to shareholder approval, acquire all of the outstanding shares of Sydney-based company Simavita Holdings Limited.

On 1 August 2013, the Company announced a three-stage fund raising program involving a placement, a Share Purchase Plan (“SPP”) and, subject to shareholder approval, the issue of a convertible note to an institutional investor.

On 14 August 2013, the Company completed the placement of 30,555,556 shares at an issue price of $0.072 per share which raised a total of $2,200,000, prior to the payment of associated costs.  On 30 August 2013, the Company completed the placement of a further 11,111,111 shares at the same issue price which raised a total of $800,000, prior to the payment of associated costs.

On 11 September 2013, the Company granted a total of 1,250,000 options over ordinary shares in the Company.  The options, which were granted at no cost, entitle the holder to acquire one ordinary share at a price of $0.105 at any time up to, and including 18 July 2018, subject to certain vesting conditions.

As at the date of this Report, a total of $1,350,500 had been received by the Company under its Share Purchase Plan.  This amount, when added to the amount that is likely to be contributed by the Underwriters or their nominees, should result in the Company receiving at least $3,000,000, before the payment of associated costs.  At the issue price of $0.072 per share, this amount will result in the issue of 41,666,667 further ordinary shares in the Company.

Apart from these events, there have been no other significant events which have occurred after balance date.

DIRECTORS’ DECLARATION

In the opinion of the Directors:

(a)             the Financial Statements and accompanying notes set out on pages 30 to 68 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2013 and of its performance for the financial year ended on that date; and

(b)             there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

Note 2 confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer, as required by section 295A of the Corporations Act 2001.

This Declaration is made in accordance with a resolution of the Directors.

TOMMASO BONVINO

Non-Executive Director

Melbourne, 27 September 2013

Auditor’s Independence Declaration

As lead auditor for the audit of Genetic Technologies Limited for the year ended 30 June 2013, I declare that to the best of my knowledge and belief, there have been:

a)            no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)            no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Genetic Technologies Limited and the entities it controlled during the period.

/s/ Nadia Carlin
Nadia Carlin	Melbourne
Partner	27 September 2013
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: +61 3 8603 1000, F: +61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Independent auditor’s report to the members of Genetic Technologies Limited

Report on the financial report

We have audited the accompanying financial report of Genetic Technologies Limited (the company), which comprises the balance sheet as at 30 June 2013, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for Genetic Technologies Limited (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 2, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the consolidated entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Auditor’s opinion

In our opinion:

(a)           the financial report of Genetic Technologies Limited is in accordance with the Corporations Act 2001, including:

(i)                                     giving a true and fair view of the consolidated entity’s financial position as at 30 June 2013 and of its performance for the year ended on that date; and

(ii)                                  complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

(b)           the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 2.

Emphasis of Matter — Material Uncertainty Regarding Continuation as a Going Concern

Without qualifying our opinion, we draw attention to Note 2 in the financial report, which comments on the Company’s plans to raise additional funds by obtaining shareholder approval for the issue of a convertible note. This condition, along with other matters set forth in Note 2, indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern and therefore, the Company may be unable to realise its assets and discharge its liabilities in the normal course of business and at the amounts stated in the financial report.

Report on the Remuneration Report

We have audited the remuneration report included in the directors’ report for the year ended 30 June 2013. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion

In our opinion, the remuneration report of Genetic Technologies Limited for the year ended 30 June 2013, complies with section 300A of the Corporations Act 2001.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

/s/ Nadia Carlin	Melbourne
Nadia Carlin	27 September 2013
Partner